

NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



March 16, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-11

Re: UnitedHealth Group Incorporated
Incoming letter dated January 21, 2011

Dear Mr. Dunn:

This is in response to your letter dated January 21, 2011 concerning the shareholder proposal submitted to UnitedHealth by the Sisters of St. Francis of Philadelphia, the Benedictine Sisters of Monasterio Pan de Vida, the Benedictine Sisters of Mount St. Scholastica, the Missionary Oblates of Mary Immaculate, the Benedictine Sisters of Mt. Angel, and the Congregation of the Sisters of Charity of the Incarnate Word. We also have received a letter on the proponents' behalf dated March 1, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

March 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UnitedHealth Group Incorporated
Incoming letter dated January 21, 2011

The proposal requests that the board report how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums.

There appears to be some basis for your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(7), as relating to UnitedHealth's ordinary business operations. In this regard, we note that the proposal relates to the manner in which the company manages its expenses. Accordingly, we will not recommend enforcement action to the Commission if UnitedHealth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which UnitedHealth relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 1, 2011

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to UnitedHealth Group Incorporated

Dear Sir/Madam:

I have been asked by the Sisters of St. Francis of Philadelphia, the Missionary Oblates of Mary Immaculate, the Benedictine Sisters of Monasterio Pan de Veda, the Benedictine Sisters of Mt. St. Angel, the Benedictine Sisters of Mount St. Scholastica and the Congregation of the Sisters of Charity of the Incarnate Word (hereinafter referred to jointly as the "Proponents"), each of whom is the beneficial owner of shares of common stock of UnitedHealth Group Incorporated (hereinafter referred to either as "United" or the "Company"), and who have jointly submitted a shareholder proposal to United, to respond to the letter dated January 21, 2011, sent by O'Melveny & Myers on behalf of United to the Securities & Exchange Commission, in which United contends that the Proponents' shareholder proposal may be excluded from the Company's year 2011 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in United's year 2011 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to report on its efforts to ensure affordable healthcare coverage.

RULE 14a-8(i)(7)

A.

It is difficult to imagine an issue of public policy more important or more in the realm of public discourse than health care reform. It is therefore surely incontrovertible that health care reform, including considerations of affordable health care, raises an important policy issue for all registrants, even those not in the health insurance business. See *Nucor Corporation* (February 27, 2009); *PepsiCo, Inc.* (February 26, 2009); *Bank of America Corporation* (February 17, 2009); *General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *Xcel Energy, Inc.* (February 15, 2008); *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008). *A fortiori*, it is an important policy issue for those in the industry. *United Health Group Incorporated* (April 2, 2008) (on reconsideration, excluded on other grounds (April 15, 2008)).

B.1.

In its letter the Company attempts to denigrate the importance of the Proponents' shareholder proposal by trying to characterize it as one dealing merely with the pricing of its products. (See Section B.1. of its letter.) This is clearly not so, as any fair reading of the proposal makes abundantly clear. On the contrary, the proposal asks the reasonable question of how, post the recent Health Care legislation and other public pressures, the Company intends to "ensure affordable health care coverage" and how it plans to contain premiums. Contrary to the assertion in the Company's letter, proposals that relate to pricing are not automatically excluded, but rather the registrant's own pricing policies may themselves raise an important policy issue for the registrant. This is most clearly so in connection with medical issues. See *Warner-Lambert Company* (February 21, 2000) (proposal for the board to adopt a policy of price restraint for its drugs and to keep drug prices at reasonable levels); *Bristol-Myers Squibb Company* (February 21, 2000) (same); *Eli Lilly and Company* (February 25, 1993) (adopt a policy of price restraint and seek input on its pricing policies). See also *Abbott Laboratories* (February 28, 2008) (to adopt a policy that would afford access to medicines). Therefore, to the extent that the Proponents' shareholder proposal implicates the Company's pricing policies, it nevertheless cannot be excluded by virtue of Rule 14a-8(i)(7) since those very policies raise an important social policy issue.

B.2.

The Proponents' proposal does not request information concerning how the Company will comply with various laws and regulations. (See Section B.2. of United's letter.) Rather, it requests information on how the Company will comply with societal pressure to ensure that there is affordable health care coverage. For example, the mention by the Proponents in the fifth Whereas Clause of the fact that exchanges will have the authority to bar certain plans from the exchange is hardly a statement that United must comply with the law. Indeed, United is not required to become a member of any exchange and it may or may not apply to be on one or more exchanges. A reference to possible requirements on such exchanges hardly constitutes a request to comply with mandatory legal requirements. Similarly, it is not a call for the Company to comply with the law for the Proponents to summarize (in the fourth paragraph of the Whereas Clause) their understanding of how the recent legislation will result in certain changes.

Consequently, none of the Staff letters cited by United are relevant. In each and every Staff letter cited by the Company, the proponent, in essence, asked the registrant to do what the law required of it. In contrast, the Proponents are asking United to go well beyond the law and to respond to the widespread societal desire to "ensure affordable health care coverage" and "contain the price increases" in premiums. Neither is mandated by law. In contrast, in the *H.R.Block* letter, relied upon heavily by the Company, the registrant was under investigation for fraudulent sales practices and the request was, as stated in the Resolve Clause, "to review . . . recent allegations of fraudulent marketing". In contrast, in the instant case the Proponents' proposal requests the Company to explain how it will provide "affordable health care" and "contain" price increases. Neither is mandated by law. In addition to the *H.R.Block* letter, the Company cites some nine additional letters. However, each of them also involved a direct request to follow some provision or aspect of law.

In summary, the Proponents' shareholder proposal deals not with law compliance, but with the Company's adherence to ethical principles.

B.3.

Once again, the issue is: what is the overall thrust of the proposal. Is it to tell the Company how to manage its administrative and marketing costs? (See Section B.3. of its letter.) Or is it to ask the Company, in the words of the Resolve Clause, "how our company is responding to . . . pressures to ensure affordable health care coverage" and what the Company is doing "to contain the increases of health insurance premiums". The various snippets referring to costs are merely ancillary supporting arguments to the core concern of requesting information on how United intends to respond to the affordability of health insurance policies. While we agree that looking to the supporting statement may sometimes aid in understanding what the thrust of the proposal really is, in the instant case that thrust is clear from the Resolve Clause itself and the supporting statement is just that: a statement in support of the request in the Resolve Clause.

The *Johnson & Johnson* letter is clearly of no assistance to the Company's argument since in that case the thrust of the proponent 's proposal clearly was the pricing and marketing policies of the registrant. Thus, the Resolve Clause at issue in that letter began:

> **Be It Resolved:** That the Board of Directors review pricing and marketing policies and prepare a report. . .

In summary, the Proponents' shareholder proposal concerns exclusively an important policy issue, not mere pricing and marketing policies.

B.4.

The Company's argument in Section B.4. of its letter has been sufficiently refuted in subpart A (above) of this letter, which sets forth why the affordability of health care is a significant social policy issue.

The Company argues that even if the proposal raises a significant policy issue, it is nevertheless excludable because, United contends, it also deals with ordinary business matters. We agree that the Proponents' shareholder proposal addresses the ordinary business operations of United. The question at issue, however, is whether it *also* is a proposal "focusing on [a] significant social policy issue[]" that "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote". See Release 34-20091 (August 16, 1983). Thus, the crux of the matter is whether the Proponents' shareholder proposal implicates an important social policy issue. Consequently, the no-action letters cited by the Company are inapposite since in each case the problem with the proposal was that not that it related both to ordinary business matters and significant policy issues, but rather that *only* some *parts* of the proposal related to significant policy issues but that other parts of the proposal (e.g. compensation of the general workforce) did not raise any significant policy issue whatever. When a portion of a proposal implicates a significant policy issue but is drafted so broadly that it also implicates non-policy matters, the proposal will be excluded. In contrast to the letters cited by the Company, the Proponents' shareholder proposal is not overbroad and since it raises an important policy issue, it is not excludable as an ordinary business matter.

In summary, for the forgoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(10)

As a preliminary matter, we note that a scattering of miscellaneous disclosures that shareholders could never put together to get a comprehensive picture of the Company's actions can never moot a request for a report on a specific topic. The existence of data about a given topic, somewhere in the universe, does not moot a request that a registrant prepare a report on a given topic. *ITT Corporation* (March 12, 2008) (the existence of information in government or Congressional files does not moot a request for a report containing such information, nor does the fact that the information is available somewhere on the internet); *Mobil Corporation* (February 9, 1989) (availability of information in government offices does not render moot a proposal that the same information be made available in a report to shareholders); *American Express Company* (January 23, 1989) (same); *General Electric Company* (January 30, 1989) (same); *Bank America Corporation* (February 27, 1989) (same). See also *International Business Machines Corporation* (March 7, 1988); *Citicorp* (February 21, 1985).

These Staff letters are based on the premise that a registrant cannot claim that it has substantially implemented a request for information if shareholders cannot, as a practical matter, access that information either because they cannot know where to look for it or because it is in a form that prevents ready access to it.

We submit that both are true in the present situation. Moreover, the Company has failed to establish that the requested information exists *anywhere* in the universe.

In its attempt to establish that the Proponents' shareholder proposal has already been implemented, the Company cites six documents that it claims provides the information requested by the Proponents.

We first note that although the sixth document is unavailable on United's website, the Company says that it is available upon request. But how would any interested shareholder know to request that document? It is abundantly clear that the fact that information is available somewhere in the universe cannot possibly moot a request that the Company make that information available to its shareholders. If the shareholder does not know that it can request a document, it cannot possibly request it. Therefore, whatever information is contained in the unknowable file cannot moot the proposal.

The remaining five documents cited by the Company comprise a total of perhaps 100 pages. Nevertheless, in its no-action letter request the Company fails to point out even a single page out of that 100 that is responsive to the Proponents' request for information. Instead, four of the five documents are basically listed simply by title. Based on this lacking of specificity, one can only assume that these various documents are not responsive to the Proponents' request. An examination of these documents confirms this. For example, if a shareholder wishing information of the type requested in the proposal were to consult the second document listed by the Company (its 2009 Corporate Responsibility Report), that shareholder would find a report with the following table of contents:

We submit that any rational shareholder would despair of finding any of the information sought in that document, and would not look further into it. But even if the shareholder did look further, nothing would be found. Indeed, nothing specific is cited in the Company's no-action letter request.

The third document cited by the Company (the website of its Center for Reform and Modernization) can be found via a link on the Company's website. The link gives a homepage consisting primarily of links to press releases, and it is unlikely that even the most diligent shareholder seeking relevant information would find that of much use. However, at the lower right-hand corner of the page is a box entitled "Perspectives on Reform". At last, maybe something relevant! But no. Of the four links listed there, the first at least sounds promising: "Modernizing Health Care: What it Will Take". However, this two-pager consists of platitudes on the macro level, with nothing whatsoever on the micro-level, namely what United itself will do. The remaining three links are to one-pagers (with lots of white) that provide no information whatsoever of the type requested by the Proponents. In short, the third document cited by the Company contains absolutely nothing that would moot the proposal.

The fourth and fifth documents are unlikely to be found by an inquiring shareholder since they are on a different website (www.uhc.com rather than www.unitedhealthgroup.com). Following the link at www.uhc.com to the fourth document one finds a new home page for the United for Reform Resource Center. That page states that the objective of the Center's website is to be "your resource for health reform information. You'll find the latest news on public policy and industry strategies-everything you need to respond to healthy reform legislation." In other words, nothing whatsoever about any specific initiatives undertaken by

United itself. The fifth document is an unindexed quarterly newsletter, each issue consisting of a couple of one page brief topics.

Finally, let us examine the only document relied on by the Company that is not merely listed by title, namely, the first document cited in the Company's letter, the 44 page 2009 Summary Annual Report (the "Report"). Once again, the Company does not specify where, if anywhere, in that document it believes that it has provided the requested data. However, the Company does list three specific phrases via which it has substantially implemented the proposal, and a search of United's document, using the search engine provided with the document, reveals that the three bare-bones descriptive phrases in the Company's no-action request letter are verbatim the entire amount of data available in the Report. Thus, the first phrase referenced is "consumer-driven health plans". There are three references to "consumer-driven health plans" on page 27 of the Report, but there is no explanation as to how the existence of such plans responds to the Proponents' request. Indeed, this is not surprising since "consumer driven health plans" is defined in Wikipedia as "plans that allow members to use Health Savings Accounts".

The second reference is to "flexible benefit plans like the Multi-Choice suite of offering tailored to meet the needs of small businesses". A search reveals that this phrase is used once, on page 27 of the Report. However, no further description is provided on page 27 (or elsewhere) which would elucidate the meaning of this cryptic phrase. Thus, once again, the no-action letter request's short phrase constitutes 100% of what would be found in the Report, namely the title of a program, with no explication whatsoever.

Finally, as to the third phrase which the Company claims to moot the proposal, there is on page 27 one reference to "economic discounts and innovative clinical advocacy programs", but, again, nothing to indicate what this program actually does.

In summary there are at least three reasons why the Report fails to substantially implement the Proponents' shareholder proposal. First, a proposal cannot be mooted by merely reciting the titles of some alleged program without providing the substance of what it actually does and how that fulfills the Proponents' request for data. Secondly, all three items found on page 27 are unlikely to be uncovered by a shareholder wishing to obtain the data requested by the Proponents. All three items are in a section entitled "Health Benefits", a title one would assume to relate simply to the products sold by the Company, but not a place where one would expect to find data of the type requested in the proposal. Indeed, the failure to explain what the three items actually mean is consistent with their placement in this section of the Report. Thirdly, how would a shareholder know to put these specific terms into the search engine? It is highly unlikely that a shareholder searching for information on the Company's website on the Company's attempts to "ensure affordable health care" and engage in "price restraint" would discover any of the information that United claims would moot the proposal, since no-one would be likely to search by the key words in the three phrases that the Company relies upon to moot the proposal. More likely, one would put into the search engine such terms as "price restraint", "affordable health care" or "price containment". None of those terms has a hit in the Report. This illustrates the difficulty a registrant faces when it attempts to avoid a requested report by finding odd snippets here and there in existing documents. The odd snippets just don't fit the request and it is difficult in the extreme for the registrant to carry its burden of proof. This is well illustrated by the instant case where the Company has utterly failed to carry its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In summary, for the forgoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Martin P. Dunn, Esq.
Tom McCaney
Cathy Rowan
Laura Berry

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 21, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: UnitedHealth Group Incorporated
Shareholder Proposal of Sisters of Saint Francis of Philadelphia, *et al.*
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client UnitedHealth Group Incorporated, a Minnesota corporation (***"UnitedHealth"*** or the ***"Company"***) requesting confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Sisters of Saint Francis of Philadelphia, the Benedictine Sisters of Monasterio Pan de Vida, the Benedictine Sisters of Mount St. Scholastica, the Missionary Oblates of Mary Immaculate, the Benedictine Sisters of Mt. Angel, and the Congregation of the Sisters of Charity of the Incarnate Word (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Stockholders (the ***"2011 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On November 30, 2010, the Company received a letter from the Sisters of Saint Francis of Philadelphia containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The Proposal reads as follows:

> "RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2011 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations *(i.e.*, pricing of goods and services, compliance with laws, and management of marketing and other administrative expenditures); and
- Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals With Matters Relating to the Company's Ordinary Business Operations

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In this regard, the Commission noted that "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The fact that a proposal seeks a report from a company's board of directors (instead of a direct action) is immaterial to determinations under Rule 14a-8(i)(7) -- a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. *See Release No. 34-20091* (August 16, 1983). Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

1. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Decisions Regarding the Pricing of its Products and Services

The provision of health insurance is fundamental to the Company's day-to-day business operations[1] -- all of the Company's business segments provide health care-related products and services.[2] Further, the Company provides health insurance plans nationwide to employers of all sizes, as well as to individuals.[3] As the Company reported in its most recent annual report on Form 10-K, revenue derived from premiums, primarily from risk-based health insurance, constituted approximately 90% percent of UnitedHealth's revenue for the fiscal year ending December 31, 2009.[4]

Consistent with the Commission statements in the 1998 Release discussed above, the Staff has consistently taken the position that decisions regarding the provision of products and services to customers involve day-to-day business operations and, as such, proposals regarding those decisions may be excluded from a company's proxy materials in reliance on rule 14a-8(i)(7). The Staff has agreed that such proposals are excludable with regard to a broad range of products and services that spans from the provision of financial services (*see, e.g., Bank of America Corporation* (February 21, 2007) and *Bank of America Corporation* (March 7, 2005)) to the nature of the movies to be offered by hotels (*see, e.g., Marriott International, Inc.* (February 13, 2004)).

The Commission has stated that tasks considered ordinary business under Rule 14a-8(i)(7) include "decisions on production quality and quantity."[5] The Proposal's focus on "the measures our

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1 *See* UnitedHealth's 2010 3rd Quarter Corporate Fact Sheet, which provides a brief overview of the Company's business operations, at http://www.unitedhealthgroup.com/invest/2010/2010factbook.pdf.

2 *See* UnitedHealth Group Incorporated, Form 10-Q for the quarter ended September 30, 2010, at 24.

3 *See id.*

4 *See* UnitedHealth Group Incorporated, Form 10-K for the fiscal year ended December 31, 2009, at 54.

5 *See* Exchange Act Release No. 34-40018 at 20.

company is taking to contain the price increases of health insurance premiums" implicates the Company's determinations regarding the sale of its core products and services -- the provision of health insurance. By attempting to control the pricing of the Company's health insurance policies, which accounted for approximately 90% of the Company's revenue in 2009, the Proposal concerns tasks so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight and the Proposal may be properly excluded in reliance on Rule 14a-8(i)(7).

2. ***The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With State And Federal Laws***

The Supporting Statement indicates that "health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments" and health insurance exchanges "will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead." This discussion makes clear that the Proposal seeks information regarding the Company's efforts to comply with federal and state laws and regulations. Consistent with prior Staff positions, the Proposal therefore relates to the Company's ordinary business operations under Rule 14a-8(i)(7).

As a health insurance provider, the Company is subject to a broad range of federal and state laws and regulations. As part of its ordinary day-to-day business, the Company has established significant mechanisms to monitor its compliance with all of its legal requirements, including developing policies to ensure compliance with the new health care reform laws, and maintaining a publicly available website to help ensure compliance by our customers and vendors as well.[6] The Proposal's focus on the Company's legal compliance with health care reform legislation impermissibly interferes with the discretion of Company's management in this highly complex business area.

The Staff has taken the position that a proposal presenting very similar issues to the Proposal could be omitted in *H.R. Block, Inc.* (June 26, 2006) (***"H.R. Block, Inc."***). In *H.R. Block, Inc.*, the company expressed its view that a proposal seeking to establish a special committee of independent directors to review the company's sales practices after allegations of fraudulent marketing by New York State Attorney General Elliot Spitzer related to the company's ordinary business operations. In particular, H&R Block argued that "the examination of company practices for compliance with various regulatory requirements should properly be left to the discretion of the company's management and board of directors." Similarly, the Proposal seeks to address the Company's policies and procedures designed to ensure compliance with federal and state laws and regulations.

Omission of the Proposal is further supported by a long line of precedent recognizing that proposals addressing a company's compliance with state and federal laws and regulations relate to ordinary business matters and may be omitted under Rule 14a-8(i)(7). *See, e.g., Yum! Brands, Inc.* (March 5, 2010) (concurring in the omission of a proposal seeking management verification of the employment legitimacy of all employees in reliance on Rule 14a-8(i)(7) because it concerned the

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6 Available at http://www.uhc.com/united_for_reform_resource_center.htm.

company's legal compliance program); *Johnson & Johnson* (February 22, 2010) (concurring in the omission of a proposal seeking management verification of the employment legitimacy of all employees in reliance on Rule 14a-8(i)(7) because it concerned the company's legal compliance program); *FedEx Corporation* (July 14, 2009) (concurring in the omission of a proposal seeking establishment of a committee to prepare a report on the company's compliance with state and federal laws governing proper classification of employees and independent contractors in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *The AES Corporation* (March 13, 2008) (concurring in the omission of a proposal seeking an independent investigation of management's involvement in the falsification of environmental reports in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Lowe's Companies, Inc.* (March 12, 2008) (concurring in the omission of a proposal seeking establishment of a committee to prepare a report on the company's compliance with state and federal laws governing proper classification of employees and independent contractors in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *Coca-Cola Company* (January 9, 2008) (concurring in the omission of a proposal seeking adoption of a policy to publish an annual report on the comparison of laboratory tests of the company's product against national laws and the company's global quality standards in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Verizon Communications Inc.* (January 7, 2008) (concurring in the omission of a proposal seeking adoption of policies to ensure that the company did not engage in illegal trespass actions and to prepare a report on the company policies for handling such incidents in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *The AES Corporation* (January 9, 2007) (concurring in the omission of a proposal seeking establishment of a committee to monitor the company's compliance with applicable laws, rules, and regulations of the federal, state, and local governments, and the company's Code of Business Conduct and Ethics in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *H.R. Block, Inc.* (discussed above); and *ConocoPhillips* (February 23, 2006) (concurring in the omission of a proposal seeking a board report on potential legal liabilities arising from alleged omissions from the company's prospectus in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program).

Oversight and management of the Company's compliance with applicable laws and policies is an ordinary business matter of the Company. Indeed, such day-day-to oversight and management is precisely the sort of "matter[] of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment" that the Commission referred to in its discussion of Rule 14a-8(i)(7). As such, the manner in which the Company complies with existing and pending laws and regulations regulating the price of health insurance plans is an ordinary business matter and, as the Proposal seeks to impact the Company's implementation of its legal compliance program, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7).

3. ***The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Management of Marketing and Administrative Expenditures***

The Proposal asks the Company's Board of Directors to report on measures being taken "to contain the price increases of health insurance premiums." As discussed above, health insurance premiums accounted for approximately 90% of the Company's revenue in 2009. As such, the Proposal is intended to, and does, implicate the Company's oversight and management of its administrative costs, including marketing costs, and thereby implicates the Company's ordinary business operations. For example, the Supporting Statement's intention to impact Company oversight and management of its administrative costs is made clear in the following statements:

- "According to [a] Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity, and brokers' fees explain the bulk of the difference";
- Recently enacted legislation will require health insurers "to report the share of premiums spent on nonmedical costs";
- Health insurance exchanges authorized under recent federal legislation "will have authority to . . . set caps on . . . overhead"; and
- "While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform . . . ."

Given the focus of the Supporting Statement, the Proposal's request for information regarding "the measures our company is taking to contain the price increases of health insurance premiums" clearly encompasses information regarding the Company's oversight and management of day-to-day expenditures.

The Proposal seeks to impose shareholder oversight on decisions regarding how the Company runs its day-to-day business operations, including how it sets prices for its products and services, underwrites its policies, markets its services, compensates its brokers and manages all of its other administrative costs. These are tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Additionally, the Supporting Statement's declaration that proposed insurance exchanges may cap "overhead" at certain percentages of premium costs causes the Proposal to impact the Company's decisions with regard to how much to spend and how to allocate funds across the full range of fundamentally operational expenses that constitute "overhead" (*e.g.*, salaries, maintenance costs, and property costs). The Supporting Statement's inclusion of both "overhead" costs and "administrative costs" means that the Proposal would subject almost every fundamental, day-to-day management decision relating to expenditures to direct shareholder oversight. Accordingly, the Proposal may be properly excluded in reliance on Rule 14a-8(i)(7).

In *Johnson & Johnson* (January 12, 2004) (***"Johnson & Johnson"***), the Staff concurred that a proposal requesting "[t]hat the Board of Directors review pricing and marketing policies and prepare a report ... on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs" could be excluded under Rule 14a-8(i)(7) as related to the company's "ordinary business operations (i.e., marketing and public relations)." The text of the proposal in *Johnson & Johnson* mentioned "marketing policies" while, here, the Supporting Statement repeatedly references the Company's marketing-related decisions, including the setting of premiums, the choice of which plans to offer, and how these decisions might be evaluated by the Company's customers. The Staff consistently has taken the position (as noted in the letter in *Johnson & Johnson*) that proponents may not circumvent Rule 14a-8(i)(7) where it is clear from the supporting statement or otherwise that the proposal implicates ordinary business matters. *See also Central Federal Corporation* (March 8, 2010) (concurring with the omission of a proposal requesting appointment of a committee to explore strategic alternatives for maximizing shareholder proposal in which the supporting statement referenced the company's "inability to control expenses" as relating to ordinary business operations). Similarly, the Supporting Statement specifically references the ordinary business matters of the Company's management of its administrative costs and thereby indicates the Proposal's true focus on the Company's day-to-day decision-making. Therefore, just as in *Johnson & Johnson*, the Proposal implicates ordinary business considerations and may be properly excluded in reliance on Rule 14a-8(i)(7).

4. The Proposal's focus on ordinary business matters is not overridden by a significant policy concern

The Staff has not determined that the price of health insurance premiums are a significant policy concern for purposes of Rule 14a-8(i)(7). However, even if the Staff were to recognize the price of health insurance premiums to be a significant policy concern, the Staff has expressed the view that proposals relating to both ordinary business matters and significant policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). *See JPMorgan Chase & Co.* (February 25, 2010) (concurring in the exclusion of a proposal relating to compensation that may be paid to employees and senior executive officers and directors in reliance on Rule 14a-8(i)(7) because it concerned general employee compensation matters); *General Electric Company* (February 3, 2005) (concurring in the exclusion of a proposal intended to address "offshoring" and requesting a statement relating to any planned job cuts or offshore relocation activities in reliance on Rule 14a-8(i)(7) because it related to management of the workforce); and *Wal-Mart Stores, Inc.* (March 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights in reliance on Rule 14a-8(i)(7) because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). *See also, General Electric Company* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program in reliance on Rule 14a-8(i)(7) as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method).

Indeed, the Proposal focuses almost entirely on the Company's ordinary business matters. As discussed above, the Proposal relates specifically to the Company's ordinary business operations by requesting a report on its administrative expenses, including its "costs for marketing, underwriting, churning, benefit complexity, and brokers' fees[.]" Further, the Proposal relates directly to the Company's determinations regarding both the manner in which it offers its products, and the manner in which it complies with federal and state laws and regulations. The Staff has repeatedly found that each of these matters relates to the ordinary business operations of a company for purposes of Rule 14a-8(i)(7). As such, regardless of whether the Staff takes the view that a portion of the Proposal touches on a significant social policy, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) as it also relates to ordinary business matters that do not raise a significant social policy.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(10) because the Company has Substantially Implemented the Proposal Through Published Reports Available on the Company's Website

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal," which does not require a proposal to be implemented in full or precisely as presented. *See* Release No. 34-20091 (August 16, 1983). The exclusion set forth in Rule 14a-8(i)(10) is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Exchange Act Release No. 12598 (July 7, 1976) (regarding the predecessor rule to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *See Aluminum Company of America* (January 16, 1996). Similarly, the Staff has declared that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (March 28, 1991). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded provided that the company has *substantially* implemented it.

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (cited above). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. *See, e.g., Wal-Mart Stores, Inc.* (March 30, 2010) (concurring that a company's adoption of various internal policies and adherence to particular principles substantially implemented a proposal seeking the adoption of principles for national and international action to stop global warming specified in the proposal); *PG&E Corporation* (March 10, 2010) (concurring that a company's practice of disclosing annual charitable contributions in various locations on its website substantially implemented a proposal seeking a semi-annual report on specific information regarding the company's charitable contributions); *and Aetna Inc.* (March 27, 2009) (concurring that a report on gender considerations in setting insurance rates substantially implemented a proposal seeking a report on the company's policy responses to public concerns about gender and insurance, despite the proponent's arguments that the report did not fully address all issues addressed in the proposal).[7]

Here, the Proposal calls for the Board of Directors to report to shareholders "how our company is responding to regulatory, legislative and public pressures to ensure affordable healthcare coverage" and "measures our company is taking to contain price increases of health insurance premiums." UnitedHealth believes that shareholders should be kept informed of the Company's views and efforts regarding significant issues relevant to its business in the ordinary course of business and, as such, has communicated extensively with shareholders on these exact topics through a number of venues, including executive speeches, investor presentations and dedicated portions of the Company's corporate website. In this regard, we call the Staff's attention in particular to the following public disclosures of the Company that are presented on its website:

- 2009 Summary Annual Report to Shareholders, which includes sections reporting on the Company's focus on finding new and innovative ways to promote better health while controlling costs and includes examples of such innovations such as consumer-driven health plans, flexible benefit plans like the Multi-Choice suite of offerings tailored to meet the needs of small businesses, economic discounts and innovative clinical advocacy programs that promote quality care. *See* http://www.unitedhealthgroup.com/2009-annual-report/content/assets/documents/2009-Annual-Report.pdf.

- 2009 Corporate Responsibility Report, which reports on four of the major findings from United Health Foundation's 20th anniversary edition of *America's Health Rankings: A Call To Action for Individuals and Their Communities* (an annual state-by-state analysis of the nation's health and well-being). *See* http://www.unitedhealthgroup.com/2009-social-responsibility-report/Default.aspx.

- The UnitedHealth Center for Reform & Modernization website, which reports on the Company's efforts to propose market reforms that will guarantee quality, affordable and portable coverage for all Americans. The Center assesses and develops policies and practical solutions for healthcare challenges facing the nation, including practical cost containment strategies to slow national healthcare costs. *See* http://www.unitedhealthgroup.com/main/generalcontent.aspx?id=997ff2df-71cc-4d13-a8df-87f55588f03d.

- United for Reform Resource Center, which provides health reform information, including news on public policy and industry strategies. *See* http://www.uhc.com/united_for_reform_resource_center.htm.

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[7] *See also Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *Exxon Mobil Corporation* (March 18, 2004); *Xcel Energy, Inc.* (February 17, 2004); *The Talbots, Inc.* (April 5, 2002); *AMR Corp.* (April 17, 2000); *and Masco Corp.* (March 29, 1999). In *Masco Corp.*, the Staff concurred with the view that a proposal could be omitted as substantially implemented where the company's actions sufficiently address the proponent's underlying concern despite the differences between the company's actions and the shareholder proposal.

- *Innovations* Newsletter, which is a quarterly newsletter that spotlights innovations at UnitedHealthcare. *See* http://www.uhc.com/innovation.htm.

- 2010 Investor Day presentation and materials, which include materials provided to attendees of the Company's annual Investor Day event held on November 30, 2010. These materials also were posted on the Company's website and continue to be available from the Company upon request. As the materials contain dated financial information, however, the Company has removed these materials from its website. Attached as Exhibit B are excerpts from these materials that discuss, in part, the topics addressed by the Proposal.

These are just a few examples that illustrate the extensive information reported by the Company regarding its response to regulatory, legislative and public pressures to ensure affordable healthcare coverage and the Company's efforts toward promoting and providing access to high-quality and affordable health care for all Americans.

In *Exxon Mobil Corporation* (March 23, 2007), the Staff concurred with the company's view that the company had substantially implemented a proposal requesting a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. In this situation, ExxonMobil noted that the company communicated regularly with shareholders on the topics of renewable energy and greenhouse gas emissions through executive speeches and a report recently published on its website and asserted that the entire report represented the company's views on the matters addressed in the proposal. Similarly, UnitedHealth has a practice of regularly communicating with shareholders on the topic of affordable healthcare and healthcare reform. The reports and presentations referenced above represent the Company's views on "regulatory, legislative and public pressures to ensure affordable healthcare coverage" and describe the measures the Company has and continues to take to "contain price increases of health insurance premiums." For this reason, the Company believes that its practices are consistent with the intent of the Proposal and compare favorably with the guidelines of the Proposal.

Based on the substantial disclosure that the Company has made regarding efforts to ensure affordable healthcare coverage and the innovative measures it has developed to contain price increases of health insurance costs, the information that would be included in the report requested in the Proposal has already been substantially provided to shareholders and therefore the Proposal has been substantially implemented. Accordingly, the Company believes it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(10).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting

Statement from its 2011 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Tom McCaney
Associate Director, Corporate Social Responsibility
Sisters of St. Francis of Philadelphia

Dannette L. Smith
Secretary to the Board
UnitedHealth Group Incorporated

EXHIBIT A

Shareholder Submitted by
THE SISTERS OF ST. FRANCIS, *ET AL.*



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 24, 2010

UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343

Dear Sir/Madam:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in UnitedHealth Group for many years. As responsible shareholders, we seek to achieve social as well as financial returns on our portfolio.

The Commonwealth Fund reported that family premiums for employer-sponsored health insurance rose 119% between 1999 and 2008. The introduction of the Patient Protection and Affordable Care Act will place new requirements on insurance companies, such as submitting justification of unreasonable premium increases government authorities before premium increases may take effect. Successful companies will be those that are fully prepared for this new reality of transparency and price containment. We therefore submit the enclosed shareholder resolution requesting our company report on its plans to address these requirements.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder resolution, "Insurance Premium Price Restraint". I submit it for inclusion in the 2011 proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: tmccaney@osfphila.org or 610-558-7764.

As verification that we are beneficial owners of common stock in UnitedHealth Group, I enclose a letter from Northern Trust Company, our portfolio custodian/Record holder, attesting to the fact. It is our intention to keep these shares in our portfolio beyond the 2011 annual meeting.

Respectfully Yours,

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

INSURANCE PREMIUM PRICE RESTRAINT

WHEREAS:

Increases in health insurance premiums in recent years have taken a greater share of median household income and made it difficult for many U.S. families to save for education or retirement—or simply to meet day-to-day living expenses—and for employers to maintain the level of health benefits they provide;

A 2009 Commonwealth Fund analysis of federal data found that "if premiums for employer-sponsored insurance grow in each state at the projected national rate of increase, then the average premium for family coverage would rise from $12,298 (the 2008 average) to $23,842 by 2020—a 94 percent increase";

According to another Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity, and brokers' fees explain the bulk of the difference.

With the passage of health care reform, health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments before premium increases may take effect, and to report the share of premiums spent on nonmedical costs;

The law also calls for the creation of health insurance exchanges that offer a choice of plans and the ability, for the first time, to truly compare plan premiums. The exchanges will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead at no more than 15% of the total premium cost for large employers and 20% of the premium cost for small firms and individuals. This is expected to result in cost savings to employers and workers in the amount of 15% to 20% by 2019;

Insurance companies continue to face pressures at the state and federal levels. State regulators are becoming more aggressive about challenging health plans' rate increase requests (*Amednews*, September 20, 2010). Massachusetts has capped some premium increases sought by insurance companies. Congressional leaders have asked large insurance companies to provide more transparency in calculating premium increases. (*Insurancenews.net*, September 21, 2010);

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all;

RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.


Northern Trust

October 27, 2010

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of United Health Group, Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal
Vice President


UnitedHealth Group

Dannette L Smith Secretary to the Board
9900 Bren Road East MN008-T700
Minnetonka, MN 55343
Tel 952 936 1316 Fax 952 936 3096

December 6, 2010

Mr. Tom McCaney
Associate Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
Office of Corporate Social Responsibility
609 South Convent Road
Aston, PA 19014-1207

Re: Shareholder Proposal

Dear Tom:

Pursuant to our conversation today, I am sending you some publicly available information regarding our efforts to make health care more affordable. Specifically please find enclosed the following:

- A copy of presentations made at our November 2010 Investor Conference;
- November 2010 Investor Conference materials entitled "Fundamentals for Growth"
- UnitedHealth Center for Health Reform & Modernization Working Paper No. 1: Federal Health Care Cost Containment – How in Practice Can it be Done?;
- UnitedHealth Center for Health Reform & Modernization Working Paper No. 2: Health Care Cost Containment – How Technology Can Cut Red Tape and Simplify Health Care Administration
- UnitedHealth Center for Health Reform & Modernization Working Paper No. 3: Coverage for Consumers, Savings for States: Options for Modernizing Medicaid;
- UnitedHealth Center for Health Reform & Modernization Working Paper No. 4: US Deficit Reduction: The Medicare and Medicaid Modernization Opportunity; and
- UnitedHealth Center for Health Reform & Modernization Working Paper No. 5: The United States of Diabetes: Challenges and opportunities in the decade ahead.

Regards,

Dannette L. Smith

Dannette L. Smith
Secretary to the Board

Enclosures

UnitedHealth Group

Investor Conference
November 2010



Presentations


UnitedHealth Group
Investor Conference
November 2010
SERVING
ADAPTING
BALANCING

Fundamentals for Growth




UnitedHealth Group

Federal Health Care Cost Containment – How in Practice Can it be Done?

Options with a real world track record of success

UnitedHealth Center for Health Reform & Modernization

Working Paper 1

May 2009






UnitedHealth Group

Health Care Cost Containment – How Technology Can Cut Red Tape and Simplify Health Care Administration

UnitedHealth Center for Health Reform & Modernization

Working Paper 2

June 2009






UnitedHealth
Center for Health Reform & Modernization

Coverage for Consumers, Savings for States:
Options for Modernizing Medicaid

Working Paper 3
April 2010






UnitedHealth
Center for Health Reform & Modernization

US Deficit Reduction:

The Medicare and Medicaid Modernization Opportunity

Working Paper 4
October 2010







UnitedHealth®
Center for Health Reform & Modernization

The United States of Diabetes:
Challenges and opportunities in the decade ahead

Working Paper 5
November 2010





Dannette L Smith
Deputy General Counsel and Secretary to the Board
9900 Bren Road East, MN008-T700
Minnetonka, MN 55343
Tel 952.936.1316 Fax 952.936.3096

December 7, 2010

SENT VIA OVERNIGHT MAIL AND FACSIMILE AT (610) 558-5855

Thomas McCaney
Associate Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014

Dear Mr. McCaney:

We received on November 30, 2010 the shareholder proposal regarding insurance premium price restraint submitted by The Sisters of St. Francis of Philadelphia (the "The Sisters of St. Francis"), dated November 24, 2010.

SEC Rule 14a-8 (a copy of which is enclosed) requires that, in order to be eligible to submit a proposal, The Sisters of St. Francis must have continuously held at least $2,000 in market value of UnitedHealth Group's ("UnitedHealth's") securities entitled to vote at the meeting for at least one year by the date it submitted the proposal. The proof of ownership letter, dated October 27, 2010, provided by The Sisters of St. Francis does not show proof of continuous beneficial ownership as of November 24, 2010.

Rule 14a-8 also requires The Sisters of St. Francis to provide UnitedHealth with a written statement from the record holder of such securities (usually a broker or bank) verifying The Sisters of St. Francis' required ownership of the securities. The Sisters of St. Francis' proof of ownership does not meet the requirements of Rule 14a-8. The proof of ownership letter provided by The Sisters of St. Francis states that the "shares are registered in a nominee name of the Northern Trust." We have reviewed UnitedHealth Group's list of registered shareholders and Northern Trust does not appear as a record holder. You should confirm with Northern Trust whether it holds the shares through another intermediary (*e.g.*, DTC) so that we can confirm that the intermediary appears on our books and records. If the shares are held through DTC, the proof of ownership letter provided by the Northern Trust should include a participant account number at DTC that allows us to verify the record ownership.

We request that The Sisters of St. Francis provide proof of ownership that satisfies the requirements of Rule 14a-8. The Sisters of St. Francis must prove its eligibility under Rule 14a-8 -- *i.e.*, The Sisters of St. Francis must prove its continuous ownership of at least $2,000 in market value of UnitedHealth common stock for at least one year prior to the date on which The Sisters of St. Francis submitted its proposal to UnitedHealth -- by submitting either:

- a written statement from the record holder of the securities (usually a broker or bank) verifying that, as of the time The Sisters of St. Francis submitted the proposal (November 24, 2010), The Sisters of St. Francis continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting The Sisters of St. Francis' ownership of shares as of or before the date on which the one-year eligibility period begins, along with a written statement that The Sisters of St. Francis has owned the required number of securities continuously for one year as of the time The Sisters of St. Francis submitted the proposal.

Proof of ownership by The Sisters of St. Francis must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. If we do not receive the required proof of ownership within this timeframe, The Sisters of St. Francis' proposal will not be eligible for inclusion in UnitedHealth's proxy materials.

Sincerely,

Dannett L. Smith

Dannette L. Smith
Secretary to the Board
UnitedHealth Group Incorporated

Attachment -- Copy of SEC Rule 14a-8

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

    A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

    B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

    C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

    2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

    3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained

in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the

company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
    2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 13, 2010

Dannette Smith
Secretary to the Board
UnitedHealth Group, Inc.
9900 Bren Road East
Minnetonka, MN 55343

Dear Ms Smith:

Enclosed you'll find the corrected stock ownership verification letter you requested for the Sisters of St. Francis of Philadelphia. The letter now states that shares have been held for more than one year as of the date of our filing.

If you require anything further, or have any questions, please don't hesitate to contact me via email at tmccaney@osfphila.org or by phone at 610-558-7764. Thank you for all your help.

Respectfully Yours,

Tom McCaney
Associate Director, Corporate Social Responsibility

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org



Northern Trust

December 7, 2010

To Whom it May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of United Health Group, Inc. These shares have been held for more than one year as of November 24, 2010 at DTC. Northern Trust participant account number at DTC is 2669.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal
Vice President



Benedictine Sisters


Queen of Angels Monastery
Est. 1882

840 South Main Street
Mt. Angel, Oregon 97362-9527
Phone (503) 845-6141
FAX (503) 845-6585

Dannette

December 6, 2010
UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren RD E, STE 300W
Minnetonka, MN 55343-4402

Dear Sir/Madam,

The Benedictine Sisters of Mt. Angel are very concerned about access to healthcare for all in the United States. Of special concern to us is the affordability of healthcare insurance for middle and lower income citizens of our country. We are very aware that health insurance premiums are continuing to increase.

Therefore, we are co-filing the enclosed insurance premium price restrain resolution with the Sisters of St. Francis of Philadelphia for action at the annual meeting in 2011. We submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

The Benedictine Sisters of Mt. Angel is the beneficial owner of at least $2000 worth of shares of UnitedHealth Group common stock. A letter verifying ownership in the Company continuously for at least twelve months is enclosed. We will continue to hold the required number of shares through the annual meeting in 2011.

We are open to dialogue on this critical issue. For matters relating to this resolution, please contact Tom McCaney, the authorized representative of the Sisters of St. Francis of Philadelphia; 610.558.7764 or tmccaney@osfphila.org

Sincerely,

Sister Marietta Schindler OSB

Sister Marietta Schindler, OSB
Treasurer

Encl.: Verification of ownership
Resolution

INSURANCE PREMIUM PRICE RESTRAINT

WHEREAS:

Increases in health insurance premiums in recent years have taken a greater share of median household income and made it difficult for many U.S. families to save for education or retirement—or simply to meet day-to-day living expenses—and for employers to maintain the level of health benefits they provide;

A 2009 Commonwealth Fund analysis of federal data found that "if premiums for employer-sponsored insurance grow in each state at the projected national rate of increase, then the average premium for family coverage would rise from $12,298 (the 2008 average) to $23,842 by 2020—a 94 percent increase";

According to another Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity, and brokers' fees explain the bulk of the difference.

With the passage of health care reform, health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments before premium increases may take effect, and to report the share of premiums spent on nonmedical costs;

The law also calls for the creation of health insurance exchanges that offer a choice of plans and the ability, for the first time, to truly compare plan premiums. The exchanges will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead at no more than 15% of the total premium cost for large employers and 20% of the premium cost for small firms and individuals. This is expected to result in cost savings to employers and workers in the amount of 15% to 20% by 2019;

Insurance companies continue to face pressures at the state and federal levels. State regulators are becoming more aggressive about challenging health plans' rate increase requests (*Amednews*, September 20, 2010). Massachusetts has capped some premium increases sought by insurance companies. Congressional leaders have asked large insurance companies to provide more transparency in calculating premium increases. (*Insurancenews.net*, September 21, 2010);

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all:

RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.


J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co.
Member NASD/SIPC

December 6, 2010

Sister Marietta Schindler, OSB
Benedictine Sisters of Mt. Angel, Oregon
840 S. Main Street
Mt. Angel, OR 97362

Dear Sister Marietta:

Please us this letter for verification of the fact that the Benedictine Sisters of Mount Angel, Oregon, a not-for-profit corporation in Mount Angel, Oregon, owns a total of 1375 shares of United Healthcare Group stock. The Benedictine Sisters of Mount Angel, Oregon, will continue to hold this investment for a period of time, at least through the date of the next annual shareholders' meeting.

J.A. Glynn & Co. has the above shares on deposit with the Depository Trust Company through Pershing, LLC. for the benefit of the Benedictine Sisters of Mount Angel, Oregon.

Should you have any questions regarding ownership of this security, please direct your inquiries to J.A. Glynn & Co.

Best regards,

Michael P. Walsh
Vice President

9841 Clayton Road • St. Louis, MO 63124 • 314-997-1277 • 800-966-4596 • fax 314-997-7307 • www.jaglynn.com



UnitedHealth Group℠

Dannette L. Smith
Deputy General Counsel and Secretary to the Board
9900 Bren Road East, MN008-T700
Minnetonka, MN 55343
Tel 952.936.1316 Fax 952.936.3096

December 10, 2010

SENT VIA OVERNIGHT MAIL AND FACSIMILE AT (610) 558-5855

Thomas McCaney
Associate Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014

Dear Mr. McCaney:

We received the shareholder proposal regarding insurance premium price restraint submitted by the Benedictine Sisters of Mt. Angel (the "Benedictine Sisters"), dated December 6, 2010. The Benedictine Sisters requested that matters relating to their shareholder proposal be directed to you.

SEC Rule 14a-8 (a copy of which is enclosed) requires that, in order to be eligible to submit a proposal, the Benedictine Sisters must have continuously held at least $2,000 in market value of UnitedHealth Group's ("UnitedHealth's") securities entitled to vote at the meeting for at least one year by the date it submitted the proposal. The proof of ownership letter, dated December 6, 2010, provided by the Benedictine Sisters does not show proof of continuous beneficial ownership as of December 6, 2010.

Rule 14a-8 also requires the Benedictine Sisters to provide UnitedHealth with a written statement from the record holder of such securities (usually a broker or bank) verifying the Benedictine Sisters' required ownership of the securities. The Benedictine Sisters' proof of ownership does not meet the requirements of Rule 14a-8 because, based on the ownership description provided by J.A. Glynn & Co. ("J.A. Glynn"), it appears that J.A. Glynn is an investment adviser for the Benedictine Sisters and not the record holder. SEC Staff Bulletin No. 14 provides in pertinent part that "[t]he written statement [verifying that the shareholder held the securities continuously for at least one year before submitting the proposal] must be from the record holder of the shareholder's securities, which is usually a broker or bank [and] [t]herefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule." The proof of ownership letter should be provided by Pershing, LLC who holds the shares with DTC. Please request Pershing, LLC to include in the proof of ownership letter a participant account number at DTC that allows us to verify the record ownership.

We request that the Benedictine Sisters provide proof of ownership that satisfies the requirements of Rule 14a-8. The Benedictine Sisters must prove its eligibility under Rule 14a-8 -- *i.e.*, the Benedictine Sisters must prove its continuous ownership of at least $2,000 in market value of UnitedHealth common stock for at least one year prior to the date on which the Benedictine Sisters submitted its proposal to UnitedHealth -- by submitting either:

- a written statement from the record holder of the securities (usually a broker or bank) verifying that, as of the time the Benedictine Sisters submitted the proposal (December 6, 2010), the Benedictine Sisters continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Benedictine Sisters' ownership of shares as of or before the date on which the one-year eligibility period begins, along with a written statement that the Benedictine Sisters has owned the required number of securities continuously for one year as of the time the Benedictine Sisters submitted the proposal.

Proof of ownership by the Benedictine Sisters must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. If we do not receive the required proof of ownership within this timeframe, the Benedictine Sisters' proposal will not be eligible for inclusion in UnitedHealth's proxy materials.

Sincerely,

Dannette L. Smith

Dannette L. Smith
Secretary to the Board
UnitedHealth Group Incorporated

Attachment -- Copy of SEC Rule 14a-8

cc: Sister Marietta Schindler, OSB (Fax: (503) 845-6585)

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained

in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the

company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?
    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
    2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Pershing

December 20, 2010

Chuck Dodson
Vice President of Compliance and Operations
J.A. Glynn and Company
9841 Clayton Road
St. Louis, MO 63124

Dear Mr. Dodson:

Please accept this letter as verification that, as of December 17, 2010, 1,375 shares of United Healthcare Group stock (CUSIP* #91324P-10-2) were held on behalf of the Benedictine Sisters of Mount Angel, Oregon in brokerage accou***FISMA & OMB Memorandum M-07-16***earing agent for J.A. Glynn and Company, Pershing LLC holds and maintains custody of the shares in street name at the Depository Trust & Clearing Corporation (DTCC).

Sincerely,

Eric Achtien
Assistant Vice President, Global Customers
Pershing LLC

cc: Sister Marietta Schindler,
Benedictine Sisters of Mount Angel, Oregon

Trademark(s) belong to their respective owners.



BNY MELLON

One Pershing Plaza, Jersey City, NJ 07399
www.pershing.com

Pershing LLC, a BNY Mellon company
Member FINRA, NYSE, SIPC


IHS
AMOR
L.V.I.

Congregation of the
Sisters of Charity of the Incarnate Word

Generalate

4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax: (210) 828-9741

December 7, 2010

RECEIVED DEC 0 9 2010

UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343

Dear Sir/Madam:

I am writing you on behalf of Congregation of the Sisters of Charity of the Incarnate Word, San Antonio in support the stockholder resolution on Insurance Premium Price Restraint. In brief, the proposal states that shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 4,800 shares of UnitedHealth Group, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership is enclosed.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Tom McCaney of the Sisters of St. Francis of Philadelphia at 610-558-7764 or at tmccaney@osfphila.org.

Respectfully yours,

W. Esther Ng

W. Esther Ng
General Treasurer

Enclosure: 2011 Shareholder Resolution

Insurance Premium Price Restraint

2011 – UnitedHealth Group Inc.

WHEREAS: Increases in health insurance premiums in recent years have taken a greater share of median household income and made it difficult for many U.S. families to save for education or retirement—or simply to meet day-to-day living expenses—and for employers to maintain the level of health benefits they provide;

A 2009 Commonwealth Fund analysis of federal data found that "if premiums for employer-sponsored insurance grow in each state at the projected national rate of increase, then the average premium for family coverage would rise from $12,298 (the 2008 average) to $23,842 by 2020—a 94 percent increase";

According to another Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity and brokers' fees explain the bulk of the difference.

With the passage of health care reform, health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments before premium increases may take effect, and to report the share of premiums spent on nonmedical costs;

The law also calls for the creation of health insurance exchanges that offer a choice of plans and the ability, for the first time, to truly compare plan premiums. The exchanges will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead at no more than 15% of the total premium cost for large employers and 20% of the premium cost for small firms and individuals. This is expected to result in cost savings to employers and workers in the amount of 15% to 20% by 2019;

Insurance companies continue to face pressures at the state and federal levels. State regulators are becoming more aggressive about challenging health plans' rate increase requests (Amednews, September 20, 2010). Massachusetts has capped some premium increases sought by insurance companies. Congressional leaders have asked large insurance companies to provide more transparency in calculating premium increases. (Insurancenews.net, September 21, 2010);

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all;

RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.


L.V.I.

Congregation of the
Sisters of Charity of the Incarnate Word

Generalate
4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax. (210) 828-9741

Systematic Financial
Mr. Eoin E. Middaugh, CFA
300 Frank W. Burr Blvd., 7th Floor
Teaneck, NJ 07666

December 7, 2010

RE: **Congregation of the Sisters of Charity of the Incarnate Word, San Antonio**

Dear Eoin:

We are in the process of filing a shareholder resolution with UNITEDHEALTH GROUP, INC. In this connection, under the rules of the Securities Exchange Commission, we ask that you please confirm to the company that we hold stock valued at least $2,000 and have held such stock for at least one year.

This information should be sent to:

UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343

to arrive by no later than December 28, 2010.

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the UnitedHealth Group, Inc. proxies to us when they are received.

Thank you for your cooperation in this matter.

Yours truly,

W. Esther Ng

W. Esther Ng
General Treasurer


UnitedHealth Group

Dannette L. Smith
Deputy General Counsel and Secretary to the Board
9900 Bren Road East, MN008-T700
Minnetonka, MN 55343
Tel 952.936.1316 Fax 952.936.3096

December 10, 2010

SENT VIA OVERNIGHT MAIL AND FACSIMILE AT (610) 558-5855

Thomas McCaney
Associate Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014

Dear Mr. McCaney:

We received the shareholder proposal regarding insurance premium price restraint submitted by Congregation of the Sisters of Charity of the Incarnate Word (the "Sisters of Charity"), dated December 7, 2010. The Sisters of Charity requested that matters relating to their shareholder proposal be directed to you.

SEC Rule 14a-8 (a copy of which is enclosed) requires that, in order to be eligible to submit a proposal, the Sisters of Charity must have continuously held at least $2,000 in market value of UnitedHealth Group's ("UnitedHealth's") securities entitled to vote at the meeting for at least one year by the date it submitted the proposal. We have not received a proof of ownership letter from the Sisters of Charity showing proof of continuous beneficial ownership as of December 7, 2010. When providing the proof of ownership, Rule 14a-8 requires the proof of ownership letter to be provided by the record holder of the securities (usually a broker or bank). If the shares are held through DTC, the proof of ownership letter provided by the record holder should include a participant account number at DTC that allows us to verify the record ownership.

We request that the Sisters of Charity provide proof of ownership that satisfies the requirements of Rule 14a-8. The Sisters of Charity must prove its eligibility under Rule 14a-8 -- *i.e.*, the Sisters of Charity must prove its continuous ownership of at least $2,000 in market value of UnitedHealth common stock for at least one year prior to the date on which the Sisters of Charity submitted its proposal to UnitedHealth -- by submitting either:

- a written statement from the record holder of the securities (usually a broker or bank) verifying that, as of the time the Sisters of Charity submitted the proposal (December 7, 2010), the Sisters of Charity continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Sisters of Charity's ownership of shares as of or before the date on which the one-year eligibility period begins, along with a written statement that the Sisters of Charity has owned the required number of securities continuously for one year as of the time the Sisters of Charity submitted the proposal.

Proof of ownership by the Sisters of Charity must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. If we do not receive the required proof of ownership within this timeframe, the Sisters of Charity's proposal will not be eligible for inclusion in UnitedHealth's proxy materials.

Sincerely,

Dannette L. Smith

Dannette L. Smith
Secretary to the Board
UnitedHealth Group Incorporated

Attachment -- Copy of SEC Rule 14a-8

cc: W. Esther Ng (Fax: (210) 828-9741)

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained

in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the

company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



December 8, 2010

UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343

Dear Sir/Madam:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners of 2,491 shares of UnitedHealth Group. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I are concerned about the increasingly high rates of insurance premiums and submit this resolution on Insurance Premium Price Restraint. In brief, the proposal states that shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.

It is with this in mind that I write to inform you of our intention to co-file the enclosed stockholder resolution with the Sisters of St. Francis of Philadelphia, for consideration and action by the stockholders at the annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

I hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Tom McCaney of the Sisters of St. Francis of Philadelphia at 610-558-7764 or at tmccaney@osfphila.org.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Insurance Premium Price Restraint

2011 – UnitedHealth Group Inc.

WHEREAS: Increases in health insurance premiums in recent years have taken a greater share of median household income and made it difficult for many U.S. families to save for education or retirement—or simply to meet day-to-day living expenses—and for employers to maintain the level of health benefits they provide;

A 2009 Commonwealth Fund analysis of federal data found that "if premiums for employer-sponsored insurance grow in each state at the projected national rate of increase, then the average premium for family coverage would rise from $12,298 (the 2008 average) to $23,842 by 2020—a 94 percent increase";

According to another Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity and brokers' fees explain the bulk of the difference.

With the passage of health care reform, health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments before premium increases may take effect, and to report the share of premiums spent on nonmedical costs;

The law also calls for the creation of health insurance exchanges that offer a choice of plans and the ability, for the first time, to truly compare plan premiums. The exchanges will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead at no more than 15% of the total premium cost for large employers and 20% of the premium cost for small firms and individuals. This is expected to result in cost savings to employers and workers in the amount of 15% to 20% by 2019;

Insurance companies continue to face pressures at the state and federal levels. State regulators are becoming more aggressive about challenging health plans' rate increase requests (Amednews, September 20, 2010). Massachusetts has capped some premium increases sought by insurance companies. Congressional leaders have asked large insurance companies to provide more transparency in calculating premium increases. (Insurancenews.net, September 21, 2010);

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all;

RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.


STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

December 8, 2010

Rev. Seamus Finn, OMI
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: OIP-MESIROW ALPHA-- Fund BAVI

Dear Rev. Finn:

This is to confirm that the following security has been held in the above referenced account for at least one year. We also have an additional 3,223 shares of this stock that has been held for less than a year.

Security	Shares	Acquisition Date
United Health Group Inc	2104	8/13/2009
United Health Group Inc	387	9/17/2009

If you have any questions or need additional information, please call me at (816) 871-9583.

Sincerely,

Jonathan R. Lightfoot

Jonathan R. Lightfoot
Client Service Manager, Sr. Associate
Specialized Trust Services



Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

December 9, 2010

UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343

Dear Sir/Madam:

I am writing you on behalf of the Benedictine Sisters of Monasterio Pan de Vida in Torreon, Mexico in support the stockholder resolution on Insurance Premium Price Restraint. In brief, the proposal states that shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 101 shares of UnitedHealth Group, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Tom McCaney of the Sisters of St. Francis of Philadelphia at 610-558-7764 or at tmccaney@osfphila.org.

Respectfully yours,

Rose Marie Stallbaumer, OSB
treasurer

Enclosure: 2011 Shareholder Resolution

Insurance Premium Price Restraint
2011 – UnitedHealth Group Inc.

WHEREAS: Increases in health insurance premiums in recent years have taken a greater share of median household income and made it difficult for many U.S. families to save for education or retirement—or simply to meet day-to-day living expenses—and for employers to maintain the level of health benefits they provide;

A 2009 Commonwealth Fund analysis of federal data found that "if premiums for employer-sponsored insurance grow in each state at the projected national rate of increase, then the average premium for family coverage would rise from $12,298 (the 2008 average) to $23,842 by 2020—a 94 percent increase";

According to another Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity and brokers' fees explain the bulk of the difference.

With the passage of health care reform, health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments before premium increases may take effect, and to report the share of premiums spent on nonmedical costs;

The law also calls for the creation of health insurance exchanges that offer a choice of plans and the ability, for the first time, to truly compare plan premiums. The exchanges will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead at no more than 15% of the total premium cost for large employers and 20% of the premium cost for small firms and individuals. This is expected to result in cost savings to employers and workers in the amount of 15% to 20% by 2019;

Insurance companies continue to face pressures at the state and federal levels. State regulators are becoming more aggressive about challenging health plans' rate increase requests (Amednews, September 20, 2010). Massachusetts has capped some premium increases sought by insurance companies. Congressional leaders have asked large insurance companies to provide more transparency in calculating premium increases (Insurancenews.net, September 21, 2010);

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all;

RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.


Benedictine Sisters

December 9, 2010

UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343

Dear Sir/Madam:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica in support the stockholder resolution on Insurance Premium Price Restraint. In brief, the proposal states that shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1108 shares of UnitedHealth Group, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Tom McCaney of the Sisters of St. Francis of Philadelphia at 610-558-7764 or at tmccaney@osfphila.org.

Respectfully yours,

Rose Marie Stallbaumer, OSB
treasurer

Enclosure: 2011 Shareholder Resolution

Insurance Premium Price Restraint

2011 – UnitedHealth Group Inc.

WHEREAS: Increases in health insurance premiums in recent years have taken a greater share of median household income and made it difficult for many U.S. families to save for education or retirement—or simply to meet day-to-day living expenses—and for employers to maintain the level of health benefits they provide,

A 2009 Commonwealth Fund analysis of federal data found that "if premiums for employer-sponsored insurance grow in each state at the projected national rate of increase, then the average premium for family coverage would rise from $12,298 (the 2008 average) to $23,842 by 2020—a 94 percent increase";

According to another Commonwealth Fund report, administrative costs currently account for nearly 13% of insurance premiums. Administrative costs range from about 5% for large employers and firms that self-insured, to 30% of the premium for individuals who purchase their own insurance. Higher costs for marketing, underwriting, churning, benefit complexity and brokers' fees explain the bulk of the difference.

With the passage of health care reform, health insurers will be required to submit justification for unreasonable premium increases to the federal and relevant state governments before premium increases may take effect, and to report the share of premiums spent on nonmedical costs;

The law also calls for the creation of health insurance exchanges that offer a choice of plans and the ability, for the first time, to truly compare plan premiums. The exchanges will have authority to reject plans with excessive premium increases and to set caps on insurance profits and overhead at no more than 15% of the total premium cost for large employers and 20% of the premium cost for small firms and individuals. This is expected to result in cost savings to employers and workers in the amount of 15% to 20% by 2019;

Insurance companies continue to face pressures at the state and federal levels. State regulators are becoming more aggressive about challenging health plans' rate increase requests (Amednews, September 20, 2010). Massachusetts has capped some premium increases sought by insurance companies. Congressional leaders have asked large insurance companies to provide more transparency in calculating premium increases. (Insurancenews.net, September 21, 2010);

While passage of health reform legislation was a major achievement, there are ongoing concerns as to its long-term affordability and accountability for controlling costs. Failure to control costs could undermine the goals of health care reform, i.e. accessible and affordable health care for all;

RESOLVED: Shareholders request that the Board of Directors report by December 2011 (at reasonable cost and omitting proprietary information) how our company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures our company is taking to contain the price increases of health insurance premiums.


Merrill Lynch
Wealth Management
Bank of America Corporation

Wichita, KS

December 9, 2010

UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren Road Center
Minnetonka, MN 55343

RE: Mt St Scholastica, Torreon Mission, ***FISMA & OMB Memorandum M-07-16***

To Whom it May Concern:

This letter shall serve as verification of ownership of 101 shares of UnitedHealth Group Inc. common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of UnitedHealth Group Inc. common stock.

Sincerely,

Jody Herbert, CA
Merrill, Lynch
Geringer, Laub & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.


Merrill Lynch
Wealth Management

Bank of America Corporation

[illegible] N. Rock Road Ste [illegible]
Wichita, KS [illegible]
Tel: [illegible]

December 9, 2010

UnitedHealth Group, Inc.
Attn: Secretary to the Board of Directors
UnitedHealth Group Center
9900 Bren Road Center
Minnetonka, MN 55343

RE: Mt St Scholastica, ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter shall serve as verification of ownership of 1108 shares of UnitedHealth Group Inc. common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of UnitedHealth Group Inc. common stock.

Sincerely,

Jody Herbert, CA
Merrill, Lynch
Geringer, Laub & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

EXHIBIT B

Excerpts of the Presentation and Materials presented at
THE COMPANY'S 2010 INVESTOR DAY EVENT


UnitedHealth Group
Investor Conference
November 2010
EXECUTING
SERVING
INNOVATING
ADAPTING
BALANCING

Fundamentals for Growth


UnitedHealth Group

Welcome to the UnitedHealth Group 2010 Investor Conference. We appreciate your interest in our company. We hope you find the time you spend with us this morning is informative and valuable.

Today, we will present an update on our progress this year, our outlook for 2011 and beyond and a refresh of our enterprise-wide business strategy.

If there is one constant in health care, it is that the market is constantly changing. To meet the changing needs of the people and markets we serve, we have worked for years to cultivate three enduring competencies:

> Data and health information — to inform and guide.

> Large scale technology — to enable.

> Care resources and expertise — to deliver care at higher quality, with greater consistency, at lower costs to individuals and to the health care system as a whole.

We deploy these competencies across two domains — Health Benefits and Health Services. From these platforms, we work closely with virtually every constituency in health care.

We serve people — more than 75 million people worldwide — in two distinct ways: We work directly with people at every life stage to help them live healthier lives through better access to affordable, high-quality care, and we work with the health care system to help improve performance so health resources can better serve the needs of more patients. We meet our commitment to service by fully executing on the fundamentals of our business. That includes combining advances in service and responsiveness with innovation and a balanced focus on customers and local market needs.

We innovate in practical ways that help improve health care, making it simpler and more consistent, while containing rising costs.

We are highly adaptable, bringing innovative products and services to market quickly and competently.

Health care is delivered locally, so *we build deep, trusting relationships* in local markets in balance with our national capabilities.

Following these tenets, *we diversify and grow* as we address the needs of the people we serve . . . better and more consistently than their other market choices. UnitedHealth Group was built for change and the value and capabilities we offer to health care are needed like never before.

We know that UnitedHealth Group is privileged to serve many of you and your families through your employers' health plans. We appreciate your business and hope that we are serving you well.

Sincerely,

Stephen J. Hemsley
Chief Executive Officer


UnitedHealth Group

Our Mission

Our mission is to help people live healthier lives. Our role is to help make health care work for everyone.

> We seek to enhance the performance of the health system and improve the overall health and well-being of the people we serve and their communities.

> We work with health care professionals and other key partners to expand access to quality health care so people get the care they need at an affordable price.

> We support the physician/patient relationship and empower people with the information, guidance and tools they need to make personal health choices and decisions.

Our Values

The people of this company are aligned around basic values that inspire our behavior as individuals and as an institution:

Integrity. We are dedicated to the highest levels of personal and institutional integrity. We make honest commitments and work to consistently honor those commitments. We do not compromise ethics. We strive to deliver on our promises and we have the courage to acknowledge mistakes and do whatever is needed to address them.

Compassion. We try to walk in the shoes of the people we serve and the people we work with across the health care community. Our job is to listen with empathy and then respond appropriately and quickly with service and advocacy for each individual, each group or community and for society as a whole. We celebrate our role in serving people and society in an area so vitally human as their health.

Relationships. We build trust through cultivating relationships and working in productive collaboration with government, employers, physicians, nurses and other health care professionals, hospitals and the individual consumers of health care. Trust is earned and preserved through truthfulness, integrity, active engagement and collaboration with our colleagues and clients. We encourage the variety of thoughts and perspectives that reflect the diversity of our markets, customers and workforce.

Innovation. We pursue a course of continuous, positive and practical innovation, using our deep experience in health care to be thoughtful advocates of change and to use the insights we gain to invent a better future that will make the health care environment work and serve everyone more fairly, productively and consistently.

Performance. We are committed to deliver and demonstrate excellence in everything we do. We will be accountable and responsible for consistently delivering high-quality and superior results that make a difference in the lives of the people we touch. We continue to challenge ourselves to strive for even better outcomes in all key performance areas.


UnitedHealth Group

UnitedHealth Group


UnitedHealth Group

Questions and Answers from UnitedHealth Group

Q: How does UnitedHealth Group think about the opportunities in the health care market?

UnitedHealth Group businesses address the broad range of market segments, demographic groups and participants that compose the vast health and well-being marketplace. This marketplace represents $2.6 trillion in annual expenditures in the United States alone and is expected to grow to more than $3.5 trillion by 2015.

This level of demand strains our society's financial capacity. Our major challenge is continuing to innovate our products and services and evolve our capabilities to help people live healthier lives and to help the health care system itself perform more efficiently and effectively — in short, delivering ever-increasing value in a world of finite health care resources.

Our vision for the health care system is straightforward. We advocate evidence-based care, transparent information exchange and a technologically enhanced transaction infrastructure that will help consumers easily find and access high-quality, cost-effective care. The exchange of data and all types of transactions must be seamless, efficient and easily accessible for all participants in the health care experience — patients, physicians and other caregivers, hospitals, employers, regulators — everyone touched by health care. Databases and portals, electronic connectivity and financing mechanisms must work together to simplify the health care experience for customers and care providers. Following this path, we can improve quality and access to affordable and science-supported health care for everyone.

We have invested significant time and money in building a diversified, integrated UnitedHealth Group health care system, including hiring strong executives with diverse backgrounds and industry experiences, advancing the technology substructure that supports billons of transactions and data exchanges and incorporating scientific evidence directly into our businesses and products to improve health care quality and medical outcomes. Our major competitors and others in the marketplace are also addressing many of these issues, so our markets have always been competitive and no doubt will continue to be so.

Q: Describe your reporting and operating structures.

Our market-facing business model aligns along the needs and interests of customers. Our Health Benefits segment offers health care benefits and related administrative services to consumers and benefit plan and program sponsors across the full market continuum. Our Health Services businesses sell services and solutions directly to other participants across the health care system.

The Health Benefits segment provides benefits to a full range of consumers through three principal businesses:

> UnitedHealthcare Employer & Individual serves the commercial health benefits marketplace, including UnitedHealthcare (medium- and smaller-sized employer groups) and UnitedHealthcare National Accounts; as well as single purpose units like Golden Rule and UnitedHealthOne (individuals), Student Health (colleges) and United Medical Resources (customized and specialized self-funded benefits).

> The Public and Senior Markets Group, with interests in governmental customers, includes UnitedHealthcare Medicare & Retirement (seniors), UnitedHealthcare Community & State (Medicaid and related public sector programs) and UnitedHealthcare Military & Veterans.

Q: Why does your organization put such emphasis on technology?

We realize a number of benefits from our technology investments. They can be assessed on several levels.

Our primary long-term motivation is to deliver better products and services to the marketplace at lower cost. Improved technology helps us operate and service a wider array of product choices at higher quality levels and with greater consistency and scale, which translates into better value for all of the constituents we serve. We are continually improving our fundamental performance and reliability while improving our cost competitiveness through higher automation, streamlined and integrated systems design. These advancements keep our businesses vibrant and make them extremely competitive while sustaining overall margin performance.

As we look to the future, we see targeted technology investments to further improve quality, advance electronic connectivity, streamline transaction efficiency, reduce redundancy, speed new product and service development and design new innovations to enable telemedicine, consumer engagement tools, emerging consumer product designs, targeted clinical programs and advancements in the use of electronic medical records, health information exchanges and the many analytic, surveillance, and other services that will emerge. Indeed, we see technology fully enabling improved access and care delivery, strengthening interoperability between and among payers and providers, and reducing cost through greater efficiency, reduced fraud, waste and abuse and improved consumer and physician decision support. In this manner technology will help create "connected communities" within the health system, but more importantly will enable those groups to fully access and leverage information at the point of decision-making.

Q: How do you think about innovation in your business?

Innovation is fundamental to the health and viability of organizations like UnitedHealth Group, particularly during times of significant industry change or challenge. Long a hallmark of UnitedHealth Group, we view innovation as a discipline that is critical to our continued growth and success. As a result, we invest human and financial resources specifically toward innovation within each of the UnitedHealth Group businesses and enable development enterprise-wide through our enterprise-wide Innovation Council and Emerging Business Group.

We strive to bring practical, scalable innovation to meet the needs of an evolving market, rather than introducing innovation simply for its own sake. Our history is punctuated by industry-leading, market-changing innovations that have driven improvements in health care costs, quality and financing; in services for consumers, employers and care providers; and in uses of technology, clinical data and science-based best practices.

A look back at UnitedHealth Group's history illustrates that moments of disruptive change present opportunities that we embrace and convert into commercial success. Recent examples of this include the creation and growth of new businesses in consumer-driven health, Medicare Part D, and clinical integration. We are uniquely positioned to anticipate and respond affirmatively to change in the health care market.

Looking ahead, the health system is challenged to deliver access to care for more people at measurable levels of quality, to rein in continued escalation in costs of delivering care, and to connect people and information to the benefit of the patient in ways not supported by the current health infrastructure. Elements of reform legislation enable specific approaches, but private sector companies will continue to be a primary engine for the investment, design and implementation of creative solutions to:

> Driving affordability — of health care and coverage.

> Improving access — to the right care at the right time.

> Empowering consumers — with simplicity, convenience and relevant information.

> Improving quality of health and care — based on evidence and science.

> Modernizing the system — seamlessly connecting and aligning care providers, patient information and patients.

> Helping the system work more effectively — for all stakeholders.

Foundational to our ability to innovate ahead of the curve are our deep assets in technology and information infrastructure. For example, our health-care-related banking efforts benefit from our ability to link this infrastructure to a single claims processing environment, one database of medical information, one standardized connectivity solution, etc. We use our leading technology — a clear competitive advantage for UnitedHealth Group businesses — to accelerate the cycle time for the consistent implementation of innovation.

Examples of pioneering ideas advanced in just the past year include:

> *Diabetes Prevention and Control Alliance.* This ground-breaking partnership brings together resources from UnitedHealth Group, the YMCA, Walgreens and NovoNordisk to help individuals at risk avoid developing diabetes and those with the condition to better control it. In the *Diabetes Prevention Program,* we join the YMCA of the USA to offer a lifestyle modification program driving better nutrition, exercise, weight loss and the avoidance of diabetes among pre-diabetics. The complementary *Diabetes Control Program* provides assistance to diabetics through Walgreens, whose community pharmacists counsel our enrolled diabetic members, track their vital signs and work to help keep them healthy. Combined with the Diabetes Health Plan, introduced in pilot in 2009, we address both the supply and demand sides of diabetes care and prevention, helping the system better serve individuals with health risks, while enabling healthier individual decisions.

> *Health Impact.* The *Diabetes Prevention and Control Alliance* and the *Diabetes Health Plan* incorporate *Health Impact* — a ground-breaking advancement in analytics from Ingenix. Health Impact allows us to identify not only people who are diagnosed as diabetic, but those whose characteristics and behaviors place them at high risk for diabetes years *before* a diagnosis is made. Interventions that engage those individuals in better nutrition, exercise and weight loss (such as through the Diabetes Prevention and Control Alliance) can reduce onset of the condition by as much as 60 percent.

> *Personal Rewards.* Encouraging better decisions among consumers across the health spectrum, our Personal Rewards progam pairs the industry's first personalized health scorecard — and roadmap to better health — with financial incentives for consumers who take measurable steps toward better health.

> *OptumizeMe.* Good health? Now there's an app for that: OptumizeMe, the first mobile healthy challenge application. Building on social networks and mobile technology, OptumizeMe lets people use their mobile device to challenge friends, family and others to health and fitness goals, track their own progress and post the results to Facebook. Launched in November 2010 with Microsoft Windows Phone 7, OptumizeMe will become available for Apple iPhone and Google Android mobile systems.

> *Healthy Habits.* A collaboration with the Sesame Workshop to promote healthy eating habits for families who struggle with food insecurity, which affects one out of every five children. A new initiative called *Food for Thought: Eating Well on a Budget* is a bilingual, multimedia outreach program designed to help support families who are coping with uncertain or limited access to affordable, nutritious food.

> *Physician Pilot Office.* The Physician Pilot Office is a blueprint to accelerate the adoption of health IT, making it faster, easier and minimally disruptive for physicians. It was introduced by Ingenix, in partnership with the American Medical Association. Ingenix CareTracker, the company's web-based practice management and electronic health record system, is a key part of the Physician Pilot Office. It saves physicians time and money by helping them access, enter and correlate important clinical knowledge and patient medical information at the point of care. The system links to thousands of labs, hospitals, pharmacies and commercial and government payers. CareTracker also is able to connect with all operational functions of a physician's practice, simplifying administrative tasks such as billing, claims management, scheduling, prescriptions, lab and hospital interaction and other documentation. By delivering efficient, integrated information to care providers, we hope to help the system work better for everyone.

> *Oncology Payment Reform.* This first-of-its-kind model is aimed at improving the quality of care for patients with breast, colon and lung cancers, among the most common cancers in the United States. This new approach, which reimburses participating medical oncologists upfront for an entire cancer treatment program, marks a shift away from current fee-for-service payment methodologies, which reward volume regardless of health outcome. This new "bundled" or "episode" payment, will be based on the expected cost of a standard treatment regimen for the specific condition, as predetermined by the doctor. The model is in pilot with five medical oncology practices across the country, and paves the way for more rational models of reimbursement than those that exist across the health system today.

With those disciplines in mind, we will continue to regularly evaluate marketplace assets and the overall direction of the markets, and we can foresee additional activity in both benefits and services as circumstances permit. Our experience with merger integration and our relatively complete state of integration activity — particularly on the benefits side — position us well to execute on larger deals if meaningful strategic opportunities arise.

Q: You have made several international acquisitions in the past year and appear to be quietly growing your international footprint. What is your outlook for business opportunities outside of the United States?

Each country's "end markets" for health care benefits and services differ somewhat from those that have developed in the United States. However, about one-half of global health care spending occurs outside the United States, and many industrialized countries are confronting similar challenges to those that UnitedHealth Group businesses help resolve domestically. These include the rising burden of chronic conditions in aging populations, inappropriate variation in clinical cost and quality, and the need to modernize the administrative and technological aspects of health care systems.

Our experience suggests that we can successfully deploy our underlying care management, benefits design, data, analytical and technology capabilities in carefully selected international markets. To that end, UnitedHealth Group is now providing services to employers, local insurers, government health systems, care providers and life sciences enterprises in more than 50 countries. Our wide-ranging roles include activities such as developing provider networks and managing health benefits in India; being contracted by the United Kingdom's National Health Service to improve the sophistication of its "single payer" function; and supporting multinational employers managing health benefits across national borders. We expect to grow our cross-border and international businesses both on an organic basis and through well-targeted acquisitions, and have made several modest acquisitions in the past year, such as acquiring a new platform for global employee assistance programs that services employers worldwide.

Q: How do your alliances with not-for-profit health plans, such as Medica Health Plans and Harvard Pilgrim Health Care, relate to your business goals?

These alliances are unique in health service delivery today, as they bring together the assets and resources of for-profit and not-for-profit health benefits organizations with the single objective of making a better health system. The alliances offer the customers of each organization improved care access and services, and also leverage investments and economies of scale among the participants. They are true business alliances, integrating product offerings, processing technology and connectivity. The end results are strengthened provider network access and greater affordability with less capital deployment for both parties in each alliance.

Q: Why participate in government programs such as Medicare and Medicaid?

First, they represent a sizeable part of the U.S. health care system. Federal, state and local governments currently spend approximately $1.3 trillion per year on health care — about one-half of all U.S. health care spending and nearly 9 percent of the gross domestic product. Second, we have distinctive capabilities that can help these programs work better and for which we can be paid a reasonable return.

In the case of both Medicare and Medicaid, we demonstrate superior value for consumers and for taxpayers compared with traditional fee-for-service care. We believe our expertise in organizing clinical care resources, in structuring incentives, deploying information and managing technology can allow us to do so successfully. These capabilities, when aligned in businesses to the specific needs of these markets, can be applied — and indeed are essential — to government-funded programs, just as they are applied to meet the needs of commercial employers and private consumers.

As a result of the economic recession and the passage of federal health reform, we expect several important developments at the state level over the next few years. Pressure on states' budgets will continue to intensify, which in turn will lead to pressure on Medicaid rates and renewed interest in unleashing greater value than fee-for-service Medicaid can provide. At the same time, the number of Medicaid enrollees may further increase as a result of continuing high levels of unemployment and widening eligibility for Medicaid as a result of federal coverage expansions.

Our commercial drug trends have been among the lowest in the industry every year. Excluding PacifiCare from historic results, 2010 is projected to be the eighth consecutive year with a pharmaceutical trend for commercial business at or below 7 percent. The 2005 acquisition of PacifiCare included their PBM, Prescription Solutions, which is included in our Health Services group. We have invested in new systems and capabilities (including a new mail service system, e-prescribing and portal enhancements) as we equip this business to pursue further growth. Prescription Solutions is managing specialty pharmacy benefits across the enterprise as external vendor contracts expire and has completed the transition of Medicaid pharmacy benefit management services for UnitedHealthcare Community & State. The acquisition of Prescription Solutions improves our resources and capabilities and increases our flexibility as future opportunities arise. Prescription Solutions also enhances our capability to provide customers with integrated services, linking medical, pharmacy, lab, disease management and other clinical (i.e., behavioral) information, all within UnitedHealth Group; and "one-touch" customer service for their medical and pharmacy programs.

Q: Summarize your clinical services capabilities.

Clinical services have been an important piece of, and foundational to, our company. For two decades we have engaged nurses to deliver clinical services, addressing the unique needs of the frail elderly in nursing home settings through our Evercare platform, as well as through our consumer engagement programs focused on telephonic health, wellness and chronic care information and advice. Today clinical outreach and care management are key components of the integrated, modern health system. Web, mobile and telehealth engagement provide critical communication channels that assist patients and their health care professionals in making effective clinical decisions.

We have also learned from the successes of our Southwest Medical clinic model in Nevada and have begun leveraging our knowledge of how an integrated, primary care-driven approach can deliver better outcomes and lower costs, in the right local settings. We have initiated startup clinics in Arizona and partnered with existing clinics through capitation contracts and other mechanisms. These initiatives are logical extensions of activities in which we have long been involved and that we believe deliver increased value for patients and physicians.

We are organizing our clinical services — spanning the spectrum from Evercare to clinics to telehealth networks — in our Collaborative Care business unit in OptumHealth. This dedicated group will leverage our technology and experience to deliver improved care performance in places where the local health system organization and structure create opportunities for improved value for consumers and payers. We expect growth in this business to be a component of OptumHealth's future business performance.

Q: How are you positioning your company in the new environment?

As a company, we expect to continue to adapt and evolve — just as the U.S. health system itself evolves. As we do so, we will emphasize the contribution we make to driving health care quality, consumer access and affordability. We expect to continue to work closely with physicians and other care providers as partners in redesigning the way health care works, using new clinical models, new payment incentives and new ways of engaging consumers.

We will continue with the stance we have taken throughout the recent reform debate — one of engaged, fact-based and solutions-oriented advocacy, sharing the lessons derived from our experience of serving nearly 70 million Americans in just about all parts of the U.S. health care system. We believe it is this unique diversity in our market participation — benefits and services, public and private programs, serving consumers, employers, hospitals, physicians, governments and other health care companies, domestically and in some cases internationally — that gives us the ability to rise above the status quo and identify smart ways of meeting public policy goals in ways that are likely to work in practice.

Q: What aspects of the legislation present opportunities for your business?

If the Patient Protection and Affordable Care Act (PPACA) is implemented broadly in its current form, the Congressional Budget Office has estimated that around 32 million new consumers may eventually gain coverage. About half of them are expected to do so through commercial insurance and half through Medicaid. As America's most comprehensive health benefits provider, and as the nation's largest Medicaid health plan, we are well placed to help facilitate and provide these coverage options. Building on our current strengths serving one in five seniors nationwide, as nearly 35 million seniors become eligible for Medicare over the next decade — and as the federal government faces accelerating fiscal pressure from unmanaged traditional Medicare — we expect to be able to offer new solutions and programs, including for the 9 million people who are dually eligible for Medicare and Medicaid. In addition to new opportunities in health benefits, we see significant growth in health services, providing care management, technology and connectivity, and actionable information to all constituents of the health care system.

Q: What aspects of the legislation present challenges for your business?

While we anticipate the legislation will create new opportunities for business growth, there are certain reform-related challenges we face, including Medicare funding reductions, new industry taxes, minimum medical loss ratio requirements, insurance exchanges and the risk of unforeseen, unintended consequences from the new PPACA insurance market regulations.

We believe our Medicare Advantage business is appropriately positioned to compete effectively with traditional Medicare fee-for-service, with continued emphasis on effective medical cost management, member benefits and ongoing improvements in administrative costs. The annual industry taxes included in the reform legislation begin in 2014, and as noted by the Congressional Budget Office, these assessments will generally raise costs for consumers, meaning they are at odds with policymakers' stated aim of improving health care affordability. We anticipate the minimum medical loss ratio requirements will impact our operating margins and these requirements are an important factor in assessing our local market strategies and approach. With respect to insurance market reforms, states will continue to have a critical role in regulating their local insurance markets, and we anticipate further involvement in rate review and approval, given recent federal funding. Underpinning these and similar elements will be broader factors such as the speed of the U.S. economic recovery, employment levels, and the extent to which provider costs are further shifted from government programs to private employers and consumers.

Q: How are you approaching the new insurance exchanges that go live in 2014?

Exchanges have the potential to be a valuable tool to facilitate access to health coverage. We have suggested five guiding principles that states might use in shaping the operation of the insurance exchanges they establish for 2014. Exchanges should:

1. Lead to fair and efficient markets, with clear rules that are applied predictably, fairly, and consistently to all health benefit providers.
2. Make it easier for consumers to navigate the broad array of coverage options, make informed decisions and obtain coverage. Exchanges should provide help with eligibility determination, subsidy administration and effective coordination with state-based Medicaid and CHIP programs.
3. Supplement the existing small group and individual markets, so as to enhance competition, promote ongoing innovation and increase consumer choice.
4. Promote responsible consumer behavior through the development of open enrollment period rules and encouragement of continuous coverage.
5. Balance national standards with state flexibility on issues such as whether to merge the individual and small group exchange markets, or issues relating to provider networks.

Choices by states and by HHS regarding these principles, and their local approach to implementation of new insurance exchanges, will shape our view of these markets. Recognizing that there will likely be variation across the country in how the exchanges are designed and deployed, we will evaluate our participation on a case-by-case basis, as we do with any product or market. We also may be able to offer certain consulting, technological and other services needed to effectively establish functional exchanges.

Q: What is the role of the UnitedHealth Center for Health Reform & Modernization?

The Center is a substantial long-term commitment by UnitedHealth Group to advance sophisticated and practical approaches to health care modernization and reform. Its multi-disciplinary team of business and policy leaders supports the company's internal strategy development and innovation agenda. The Center's public work program involves assessing and developing innovative policies and practical solutions for the health care challenges facing the nation, drawing on UnitedHealth Group's internal expertise and external partnerships. Its work falls into six priority areas: practical cost containment strategies to slow the growth of U.S. health care costs; innovative approaches to universal coverage and health benefits, grounded in evidence-based care and consumer engagement; reducing health disparities, particularly in underserved communities; modernizing the care delivery system, including strengthening primary care; payment reform strategies that better support physicians, hospitals and other providers in delivering high-quality patient-centered care emphasizing value over volume; and modernizing Medicare, including chronic disease management.

The Center's published working paper series to date has highlighted practical and innovative approaches to modernizing Medicare; options for ensuring Medicaid expansions are sustainable; innovations in diabetes prevention and management; new methods for modernizing the technological and administrative infrastructure underpinning U.S. health care; and reform of government health entitlement programs to reduce the U.S. federal deficit by around $3.5 trillion over the next 25 years.

Q: How do you think about corporate social responsibility?

Social responsibility is a strategic, cross-functional business discipline that encompasses the common ground shared by our business interests, our employees, the communities we serve and our mission as a company. Every day, across all areas of our business, we strive to fulfill our mission of helping people live healthier lives. We do this by using our core strengths as a business, focusing on modernizing and optimizing the health care environment, making health care more accessible and affordable for all Americans, creating tools for enabling customer engagement, fostering health education and literacy and supporting healthy communities. Integral to our business strategy and interactions with partners is our commitment to a culture that values performance with integrity and strong governance, innovation, compassion and constructive relationships.

Social responsibility begins with us and how we do business. It's not something we do "in addition" to our work. We fulfill this basic social responsibility every day, all 80,000 employees, across our entire group of companies. Through our business practices, foundations, volunteerism, community involvement and commitment to the environment, we support programs that promote healthy communities. In fact, more than 73 percent of UnitedHealth Group employees and nine out of 10 executives volunteer in some capacity. As we work together to help those around us live healthier lives, we become a stronger company; our employees are integrated into the communities in which they and our customers live and work.

These same goals are also pursued through the charitable efforts of the United Health Foundation and UnitedHealthcare Children's Foundation, as well as dozens of other philanthropic and volunteer initiatives. Our major social responsibility focus is on preventing and managing chronic disease, as chronic disease (such as heart disease and diabetes) affects more than 130 million Americans and accounts for 75 percent of U.S. health care costs. We have many initiatives that address chronic disease, as well as obesity. The following are two recent examples:

> During 2010 UnitedHealth Group has funded playgrounds in low-income, high-risk communities in New Orleans, Atlanta, Minneapolis, Los Angeles and the Boston area as part of our *Do Good. Live Well.* campaign. The playgrounds were built by UnitedHealth Group volunteers, in partnership with the Entertainment Industry Foundation.

> We've encouraged thousands of children in 35 states to engage in healthy eating habits to prevent childhood obesity, through United Health HEROES micro-grants administered by Youth Service America. This innovative peer-to-peer program will expand to all 50 states in 2011.

We establish and actively monitor governance standards, employee engagement and externally recognized best practices in employment policies. UnitedHealth Group is focused on minimizing our impact on the environment by conserving energy and natural resources. Our efforts were recognized by the Dow Jones Sustainability Indexes (national and worldwide) for the 12th consecutive year in 2010, and UnitedHealth Group was selected by EarthShare to receive their 2009 National Campaign Partner Award.

Details about various areas of focus and initiatives can be found in our 2009 Social Responsibility Report, available online at unitedhealthgroup.com. The 2010 report will be posted there in early 2011.

Q: Governance has become an increasingly important topic in recent years for both the bond market and the equity market. How does UnitedHealth Group's governance rate?

UnitedHealth Group is committed to strong corporate governance practices. The following is a summary of some of our key practices. In addition to these practices, we have a separate, dedicated secretary to the board who has established a regular outreach program to large institutional shareholders on corporate governance issues.

Board Structure and Accountability

> All directors are elected annually.

> Majority voting for director elections contained in articles of incorporation.

> No supermajority voting provisions.

> No poison pill.

> Non-executive chairman of the board.

Board and Committee Composition

> An external Shareholder Nominating Advisory Committee provides shareholder input into board composition.

> All of our nonmanagement board members are independent; our CEO is the only management representative on the board.

> Director independence requirements exceed NYSE requirements.

> All audit committee members are financial experts.

> Four public company board limit for outside directors.

> Public Policy Strategies and Responsibility Committee of the board focuses on all dimensions of UnitedHealth Group's public policies and corporate social responsibility.

Guidelines and Policies

> Stock ownership guidelines for directors and executive officers.

> Stock retention requirements for directors and executive officers.

> Deferred stock units granted to directors must be held until retirement.

> Compensation clawback policy implemented.

UnitedHealthcare
Community & State


UnitedHealthcare
COMMUNITY & STATE

Q: In what ways, if any, is your business different from other Medicaid managed care organizations?

The biggest differentiator between UnitedHealthcare Community & State and other Medicaid managed care organizations is our ability to leverage the extensive resources and expertise of UnitedHealth Group. We believe our size and affiliation with UnitedHealth Group enables us to realize economies of scale not available to stand-alone competitors in this dynamic market. Our geographic scope gives us the benefit of broad risk diversification. Additionally, our clinical care facilitation and management efforts, centered on the Personal Care Model, are unique and provide distinctive components to our services.

We draw on the expertise of UnitedHealth Networks for our contracting and network servicing functions, giving us the purchasing capacity of the full UnitedHealthcare customer base. We also take advantage of UnitedHealth Group's technology, services, programs and investments to complement our own proprietary, Medicaid-specific software applications to track member health, utilization and costs at a very detailed level. These systems allow us to respond quickly to emerging trends with appropriate outreach to people participating in our health plans and, where appropriate, with modifications to our internal operations, including the redeployment of staff.

We also benefit from the diversity of our product offerings and from strong local executives, who have the knowledge, expertise and authority to respond quickly to local challenges or issues. This is balanced with an excellent national team that provides further support and coordination as needed.

Q: How do you view the ongoing consolidation in your business sector?

Like all UnitedHealth Group businesses, we are open to acquisition opportunities that meet our strategic and financial return criteria, but we do not view acquisitions as the principal approach to sustaining revenue or earnings growth and we are prudent in our analysis of them. We are particularly attentive to internal growth opportunities, including new product development and service area expansion. Our most recent larger acquisition was Unison in 2008, serving 320,000 people in Delaware, Ohio, Pennsylvania and South Carolina. In 2010 we also gained 45,000 new Medicaid members in New Jersey through UnitedHealth Group's acquisition of Health Net Inc.'s Northeast Medicaid operations. This transaction also included the acquisition of Health Net's Medicare business in the Northeast and the right to renew Health Net's commercial enrollment in the Northeast.

Q: What role do you see UnitedHealthcare Community & State having in post-health care reform implementation?

Our organization was actively involved in the health reform debate. We share the goal of increasing access to coverage for uninsured individuals, and we are positioned to provide high-quality services to new enrollees under reform. Under reform, we expect states will continue to turn to managed Medicaid service providers as a way to control costs and expand access to quality medical care. We are well positioned to continue to grow in an expanded Medicaid environment due to our preventive care techniques, comprehensive community-based networks, chronic disease and care management programs, medical cost management and high-risk population experience.

Q: How is your Medicaid business changing to adapt to health care reform measures?

The Congressional Budget Office estimates that more than 16 million people will gain access to Medicaid via the expansion authorized by the Patient Protection and Affordable Care Act (PPACA). Many of these new members will be adults who have historically lacked access to regular health care services. We contract with more than 20 states to provide coordinated care services to existing Medicaid members and our experience, track record and infrastructure represent a strong foundation from which we can expand our business to serve these new members. States will rely on health plans to deliver provider access and preventive services. Our recently released UnitedHealth Group white paper on Medicaid modernization documents the success of the programs we operate and shows how these programs can be expanded to serve the expansion members.

Q: Health care reform is likely to expand your Medicaid business, but will your state customers be able to pay, considering the strains on state budgets?

Health care reform will expand coverage to include millions of Americans who previously were without benefits coverage, and we are supportive of this goal. The market expansion of 16 million new Medicaid eligibles, and potentially another 10 million who may qualify for basic or subsidized coverage through exchanges, represents the most significant market expansion since the implementation of the Part D prescription drug program. We recognize the challenges our state customers face in funding coverage for the newly eligible. In the three years from 2014 to 2016, the federal government will pay 100 percent of the cost for the new Medicaid eligibles, which will help relieve some short-term state budget pressures. Additionally we believe that managed care's past track record of delivering greater cost savings and more favorable health outcomes relative to fee-for-service models will be beneficial to our state customers as they work to manage expenditures. We are well positioned to help current state customers and new customers provide high-quality, cost-effective care to the economically disadvantaged during this time of economic challenge.

Q: How has the economic downturn impacted state funding for your yields in 2010? What have you assumed for budget-related rate pressure in 2011?

We have been well positioned during the economic downturn due to our diverse model in terms of geography and product mix. Our wide geographic diversity helps us to address fluctuating regional economic situations, and our products are funded by a variety of different sources (Medicaid, CHIP, SNPs, Uninsured, etc.). We are increasing efforts to proactively engage states to ensure rates are actuarially sound and we are involved in problem-solving to find areas to save states money. In 2010, rate increases have been in line with expectations, and in 2011 we expect that we will see state reimbursement rates advance modestly in the low single digit percentage range.

Q: How do you choose the state programs in which you participate? Are you looking to bid in other states or regions?

We consider a variety of factors when choosing state programs in which to participate, including the state's commitment and consistency of support for its Medicaid program in terms of service, innovation and funding; the eligible population base in the state; the willingness of the physician and care provider community to participate in our Personal Care Model; and the presence of community-based organizations we can work with to meet the needs of the populations that we serve.

We operate in 24 states and the District of Columbia. Over the past two years, we have launched services in Connecticut, Hawaii, New Mexico, Tennessee, Washington, D.C., and a statewide CHIP program in Mississippi. We carefully examine every opportunity to participate in the expansion of these programs and we are in active discussions with other states that are exploring ways of increasing the availability of health care coverage where none currently exists. We also continue to expand our enrollment of dual-eligible beneficiaries in a number of states where we currently operate.

Q: In which states were you successful building new business during 2010?

In 2010, we launched a Mississippi CHIP program providing service to more than 67,000 beneficiaries. Additionally, in Tennessee we launched a statewide long-term care program. Ongoing business development is active in existing and new markets, with very strong prospects for several new RFPs in 2011.

Q: What are the major state business opportunities in 2011?

In 2011, we have a favorable outlook on the general procurement market. However, we do not comment on plans to bid in specific states. There are multiple new procurement opportunities we look forward to pursuing in the coming year. Prior to the implementation of the most significant aspects of health reform in 2014, we anticipate a total pipeline of $40 billion in new programs and procurements across all states and product categories.

Q: Do you expect states to tighten their member eligibility criteria?

The additional Medicaid funding provided through the American Recovery and Reinvestment Act of 2009 (ARRA) restricts states from changing eligibility guidelines while they receive these funds. However, if the ARRA funds run out in 2011, some states may tighten eligibility criteria and limit benefits due to state budget pressures caused by the current economic climate.

We will work with states as they adapt to changing regulatory and economic environments. During the period leading up to expanded eligibility in 2014, we will continue to demonstrate our value proposition and partner with states to assist in managing Medicaid and related state programs. The next three years will also allow us to provide innovative resources to states as they look at solving issues related to health exchanges and broader utilization of the health care system.

Q: Has the Children's Health Insurance Program (CHIP) expansion been a growth driver for your business?

We serve nearly 2 million children in Medicaid, CHIP and disabled aid categories, with the majority being members of Medicaid programs. We have seen growth across all of our children's categories over the past year, with most growth in Medicaid, as we would expect in the current economic environment. For CHIP, over the past year we have grown our market share in most markets and implemented a statewide program in Mississippi on January 1, adding more than 67,000 members.

Q: Please describe your clinical management model.

We serve the unique needs of a distinct group of health care consumers. They often live in areas that are medically underserved. They are less likely to have a consistent relationship with the medical community or a care provider. They also tend to face significant social and economic challenges.

Our Personal Care Model recognizes these factors and the impact they have on people's lives. We provide hands-on clinical and social case management for the most prevalent and potentially dangerous conditions — asthma, diabetes, congestive heart failure, HIV/AIDS, hypertension and high-risk pregnancies — to help members and their families manage these conditions for optimal outcomes. For our long-term care populations, our programs focus on dementia, depression, coronary disease and functional-use deficiencies that impede daily living. We also take a proactive approach to preventive health services, in particular the services and screenings that are critical to improving and maintaining children's health.

Q: You and others have reported a slowing in medical cost growth during 2010. Can you provide some perspective on this issue?

Through a combination of effective medical management and the extended duration of the economic recession, the early medical cost trends associated with new members are now balanced with longer average enrollment periods, and a member base with lower utilization levels. This is improving overall medical expenditure levels.

Q: What opportunities do you see around the drug program carve-ins?

Under health reform, states will be able to capture rebates from pharmaceutical programs that are included in their Medicaid benefits. Under the previous regulations many states had carved out pharmaceutical programs as this was the only way they could participate in the rebate dollars. We anticipate states will bring pharmaceutical programs back into their core benefits programs. This will result in more effective total care management and a meaningful increase in premium revenues in markets where this integration of previously carved-out programs occurs. We also expect this will manifest as a growth opportunity for our sister company, Prescription Solutions.


UnitedHealthcare
EMPLOYER & INDIVIDUAL

UnitedHealthcare
Employer & Individual


UnitedHealthcare
EMPLOYER & INDIVIDUAL

Questions and Answers from UnitedHealthcare Employer & Individual

Q: What is the UnitedHealthcare Employer & Individual value proposition?

We are a different kind of health care company — one that applies creative solutions that help people live healthier lives and create superior value for our customers. By helping people make good health decisions, choose the right doctor or hospital, or get the right medicine, we help them achieve better health. That can also mean reduced absenteeism, improved productivity and lower costs for our customers. We have consistently promoted new and better ways to empower employers, clinicians and members with better information to make better health care decisions that lead to better health.

- *Better information.* We support doctors, consumers and employers with analytics that transform deep data stores into meaningful information they can use to live healthier lives and experience better care. We then communicate that information using tools like eSync personalized reminders, alerts and outreach to each individual.
- *Better decisions.* Integrating information, wellness initiatives, clinical support, plan design and incentives makes it easier for us to support care providers and for consumers to take a proactive role in their day-to-day health decisions. For example, in one clinical decision support program, 13 percent of patients chose quality and efficiency designated providers, while 37 percent opted for less complex, less costly procedures.
- *Better health.* A commitment to evidence-based medicine improves quality of care and helps lower overall cost. Promoting the use of doctors and hospitals recognized for meeting national clinical standards of quality and efficiency delivers measurable results. In one recent example, UnitedHealth Premium® designated cardiovascular surgeons had 50 percent lower rates of complication, 69 percent fewer repeat procedures, and their surgery costs were 18 percent lower. We also use our clinical data and advanced analytics to identify and reach people at-risk for health conditions; share insights with care providers about effective practice patterns; design affordable products; and deliver superior consumer service and tools.

Our customers benefit from creative solutions delivered through a robust infrastructure that includes thoughtfully designed products and market-leading expertise in consumerism; the country's largest single proprietary care provider network which can provide access to care to 98 percent of the U.S. population; and award-winning customer and client service supported by highly sophisticated technology. Most importantly, these assets are applied to deliver practical innovation that advances better information, better decisions and better health. We are proud that our efforts were recognized with *Fortune* magazine's 2010 No. 1 ranking for innovation within health insurance and managed care.

Q: What are the key national trends impacting the commercial marketplace? How are you responding?

The two major news stories of 2009 — health reform and economic pressure — carried over their impact into 2010, directly influencing the current market and employer health benefit strategies for the years ahead. The most significant market implications of both are: an acute focus on achieving affordable value in health; emphasis on wellness and prevention strategies; the increasing role of the consumer in health and insurance decisions; and dramatic changes in the health marketplace driven by the expansion of Medicaid, subsidies for insurance, and an exchange-based marketplace, coupled with increased regulator oversight at the state and federal levels.

UnitedHealthcare Employer & Individual is strategically positioned to identify and respond to the opportunities presented by this period of transformative change and market evolution:

- *Delivering affordable products.* Our core portfolio of products drives value to customers and meaningful benefits to consumers with lower-cost products, innovative designs and tiered network programs that leverage care providers who deliver higher quality, lower costs and better efficiency. All of these approaches are designed to drive a lower premium price point.
- *Improving consumer health and empowerment.* From a leadership position in consumer-driven health (3.5 million people), we have pioneered the development of market-leading strategies and tools to help improve individual health. Innovative programs like the Diabetes Health Plan, which is expanding to additional chronic illnesses; Simply Engaged, pairing biometric screening with incentives for health actions; and Personal Rewards, which gives consumers personalized scorecards — roadmaps for improving health and rewards for achievement, have been first to market on a significant scale. Our Small Business Wellness product brings programs typically found in large organizations to much smaller companies, affordably.
- *Supporting the new health consumer.* Strategic development work, supported by deep consumer research, is well underway to design the programs, products and services that will meet consumers' demands and budgets in the new health marketplace. Market-leading tools, like QuickenHealth Expense Tracker, DocGPS for the iPhone, Health Care Lane and myuhc.com offer easy-to-use resources that support better consumer decisions.
- *Introducing solutions to prepare employers, consumers and others for the implementation of health reform.* Work is underway to develop and implement products that follow consumers as they move from employer-based to individual insurance or into retirement and to deepen brand loyalty in support of these extended relationships. Our experience with current exchange models such as those in Long Island, New York, Connecticut, and Utah are generating insight and operational expertise that position us well to serve employers and consumers post-2014. We are also working closely with stakeholders across the health system to strengthen primary care and modernize delivery systems: Our Patient-Centered Medical Home pilots are among the industry's most expansive; and our Diabetes Prevention and Control Alliance extends access to care, retaining tight integration to the individual's primary physician.
- *Responding to regulators questions related to cost and quality.* We are working to provide state and federal regulators with data providing answers to questions about rising health care costs. This includes providing officials with the data related to trends and costs associated with the delivery system while also providing information or tools empowering consumers to address the health care cost drivers.

UnitedHealthcare Employer & Individual's tradition of thought-leadership anticipates macro trends and their likely impact. Market-sensitive structures keep us close to market and customer needs for rapid deployment of solutions responsive to those requirements. And rapid-cycle innovation in our Innovation Resource Group provides the ability to quickly test new ideas in-market. Access to the diverse assets of the UnitedHealth Group enterprise enriches our offerings with consumer engagement tools from OptumHealth, sophisticated analytics from Ingenix and insight to Medicaid populations and retiree services.

Q: How will minimum medical loss ratios impact your business?

We have worked closely with the National Association of Insurance Commissioners (NAIC) and other governmental authorities to educate and advocate for an appropriate medical loss ratio (MLR) definition that includes services that improve quality and health outcomes of enrollees, ensures vibrant and robust markets and takes into account the unique characteristics of the individual market segment and the key role brokers play in the education of individuals and small employers in the purchase of health insurance.

The Health & Human Services (HHS) secretary recently issued interim final regulations for minimum medical loss ratios. In the individual market, states can request and the secretary may grant an adjustment in the minimum medical loss ratio threshold or a transition period to the 80 percent minimum if it may destabilize the individual market in that state. At this time it is unclear how many and which states will request such a transition period for the individual market and which, if any, requests the secretary will grant.

We routinely evaluate and adjust our strategy and approach in each of the local markets we serve considering all relevant factors such as our product positioning, our price competitiveness and environmental, competitive, legislative and regulatory changes. We have taken the new minimum medical loss ratio requirements into our more recent assessments and this will continue to be an important factor going forward.

Q: Do you expect to see states exert additional rate-setting pressures in the commercial market?

We expect increased state review of rate filings, which will likely result in increased turnaround times and increased pressure around approvals for rate filings for the industry. As part of the August HHS announcement of $46 million in federal grants to states for enhanced rate review processes, funds will be used to hire additional staff to review rate filings, expand rate transparency and disclosure and establish processes for public comments on rate filings. Fifteen states and Washington, D.C., have indicated that they will seek additional rate review authority.

We are still awaiting HHS regulations on the federal definition of "unreasonable" rate increases and a clear process for coordination of federal and state rate review. HHS is expected to issue regulations in the coming weeks. The NAIC is also developing a rate review form to be filed with state Departments of Insurance (DOIs) and HHS if a rate increase is deemed unreasonable, with information subject to public disclosure.

Q: What do employers want in terms of benefit design? How does this vary by market segment and how have their purchasing processes changed in light of prevailing medical cost trends?

Against the backdrop of health reform and with continued concerns about the health of the economy, employers are focused on:

> *Affordable Benefit Programs* — leaner plan designs to manage costs and avoid future "Cadillac tax" assessments.

> *Better Employee Health* — clinical and wellness strategies to promote engagement and change health behaviors.

> *Quality* — ensure covered individuals receive the most effective and cost-efficient care.

> *Consumerism* — delivery of meaningful, transparent consumer information about care and costs at the point of care, consumer-driven health plans.

> *Integration* — of clinical services and medical plans, of pharmacy and medical benefits for holistic patient management and analytics.

These priorities are generally consistent across market sectors, although the level of emphasis varies. Large national employers are focused on long-term cost management, improving the health of their workforce and maintaining productivity. Smaller employers are often more acutely sensitive to finding benefit plans at price points that can be absorbed by the business in the short term, but they typically favor overall value ahead of lowest cost.

Our market research indicates employers want more control for their employees, access to information, and services that are meaningful at an individual level. While desired solutions vary across segments, common themes include:

> *Health Support* — information and resources to stay healthy, get well and avoid future health issues.

> *Value* — affordable plan options, the best care at the least cost and personalized to their life stage.

> *Assurance* — that they are finding the best care, making good decisions and have benefits that cover them in their greatest time of need.

UnitedHealthcare Employer & Individual's broad portfolio of assets and capabilities, emphasizing affordable access to care, consumer empowerment and data-driven decisions, position us to address these market requirements effectively. As employers and consumers look for value and quality, we have responded with an aggressive expansion of affordable products, including narrower network offerings, expanded primary care physician-based models, and tiered benefit designs (optimizing the use of UnitedHealth Premium® designated physicians). These strategies are being adopted across all customer segments.

Consumer engagement strategies, including consumer-driven health (CDH) plans, continue to grow. As the market leader in CDH, with 3.5 million participants, UnitedHealthcare Employer & Individual is well positioned to benefit from this trend. Similarly, wellness and incentives are integrated within programs, such as our Small Business Wellness offering; Simply Engaged, now exceeding 500,000 members; and the Personal Rewards pilot. Innovative tools and services such as Health Care Lane, QuickenHealth Expense Tracker, Treatment Cost Estimator and DocGPS help advance transparency for consumers. As we prepare for the post-reform marketplace, we are in active development of pilots that respond even more deeply to consumer needs.

Q: What are employers looking for regarding health care quality, and how are you responding?

Employers expect measurable improvements in health quality to improve population health and significantly reduce cost associated with poor outcomes, waste and rework.

We draw from our core competencies to implement clinical management programs founded on rigorous application of evidence-based, clinically proven criteria to identify and address gaps in care and unnecessary variation, mitigate cost and streamline administrative practices across the continuum of health care delivery. The UnitedHealth Premium® designation program assesses quality of care for more than 231,000 physicians in 20 specialties, using more than 300 evidence-based, medical society and national standard quality measures. Using this foundation, evidence-based clinical criteria are embedded into innovative benefit plans, reimbursement models and consumer engagement approaches, aligning incentives for purchasers, physicians and consumers to choose quality first.

In daily practice, we implement a comprehensive approach to improving quality and aggressively managing medical costs, ranging from medical policy determinations; end-to-end medical management; clinical analytics and sharing of performance measures; physician quality support; performance-based reimbursements; consumer incentives for choosing UnitedHealth Premium® designated providers; and innovation.

The results speak to the importance of this work, including:

> Reduction in hospital readmissions within 30 days and in potentially avoidable hospitalizations.

> Overall reduction in unnecessary lengths of stay, thereby reducing the 6 percent daily complication rate reported in medical literature.

> 100 percent of our HMO/POS plans and 97 percent of our PPO plans have Commendable or Excellent accreditation in Care Management & Health Improvement from NCQA.

> URAC awarded UnitedHealthcare accreditation in Utilization Management.

Q: Discuss the changing role of the consumer as it relates to health care purchasing decisions. How are you prepared to engage directly with consumers in the future?

Since the advent of the first consumer-driven health plans in 2000, the role of the individual in health and well-being decisions, as well as health care purchasing, has been steadily growing broader and deeper. This trend will accelerate as the health economy evolves in response to reform. Our in-depth consumer research confirms that individuals across all income brackets, demographics and coverage types are more intently focused on staying healthy and are increasingly conscious of the financial impact of their health decisions. We are hard at work to address the demands we are hearing from consumers:

> *"Give me affordable options."* An aggressive expansion of affordable plans including value plans, tiered benefit programs, and our new BrandsRx pilot pharmacy benefit give consumers options from which to choose and opportunities to save. We are building efficiency into underlying support structures such as provider reimbursement models and medical management techniques that will deepen value delivered.

- *"Simplify my experience."* We are introducing innovations designed to make health and health care easier, including consumer tools such as QuickenHealth, Health Care Lane and DocGPS; retiree connector models that help people make the transition from employment to retirement simply; and Just Plain Clear, educational materials we put in consumers' hands to make insurance simpler to understand and purchase.
- *"Help me make better decisions."* We are continuing our work to drive more transparency that we began with the UnitedHealth Premium® designation program and expanded with the Treatment Cost Estimator. New benefit constructs, such as our Joint Decisions pilot, encourage consumer engagement in specific care decisions. Partnerships with Dr. Oz, *Women's Day* and Sesame Workshop help put health messages and education in people's everyday lives.
- *"Help me be healthier."* We are rapidly expanding our portfolio of health plans that integrate education and incentives for wellness, including Simply Engaged, Personal Rewards and Small Business Wellness. These plans often incorporate biometric screenings that help consumers understand the real measures of their health and specific opportunities for improvement. We have also sponsored innovations that will drive changes in access and care delivery intended to orient the system more directly around the individual, including Patient-Centered Medical Homes and the Diabetes Prevention and Control Alliance.

Q: Discuss the competitive market environment for commercial risk products. Is the market changing as we enter 2011? How would you characterize not-for-profit BlueCross and BlueShield plans as a competitor, as well as the overall competitive environment for risk-based products?

Although the commercial risk market is generally stable, we expect continued strong competition across the sector, including from the not-for-profit (NFP) BlueCross BlueShield plans.

- *Pricing trends.* Consistent with the publicly traded Managed Care Organizations (MCOs), the larger NFPs also experienced higher than expected cost trends in 2009, and underwriting margins continued to decline. With slight improvements to investment income, their net margins were about breakeven. With 2010 results developing more positively, we expect a fairly stable environment in the market overall. As always, individual local markets may be stronger or weaker depending on local market conditions and competitive dynamics.
- *Membership trends.* Commercial year-over-year fully insured membership losses continue for our publicly traded peers and NFP Blues plans, but they have moderated during 2010 as the economy has stabilized. The bulk of their losses continue to be in fully insured membership. Self-insured membership as a percent of total commercial membership is expected to continue to increase at a modest pace in 2011 and beyond.
- *Consolidation.* As a result of reform, further industry consolidation is anticipated. Small plans that may struggle with reform requirements are most likely to seek alliances or mergers. There are signs that national competitors with limited market presence, in a segment or geography, are refocusing their efforts to align more closely with their strengths. Consolidation is not limited to health plans, as we continue to see hospital consolidation, physician consolidation, and vertical integration among physicians, hospitals and health plans.
- *Delivery system and reimbursement reform.* Aligning incentives between key constituents is also an important theme. Pay-for-performance models, medical homes and payment bundling/episode based payments continue to take hold. We expect to see continued development of models similar to that of the Portsmouth/Brookings ACO Collaborative to implement key components of health reform: coordinating care, limiting the fragmentation in the current system, limiting unnecessary admissions, focusing on preventive care, breaking down reimbursement and treatment "silos," and improving quality and outcomes.

> *Dedicated resources and a discipline of innovation.* Within UnitedHealthcare, the Innovation Resource Group comprises dedicated professionals and resources focused on the opportunities inherent in market shifts, population trends, care delivery and purchasing evolution, legislative events and other developments. With a foundation in relevant research, the group follows a disciplined, rapid-cycle process from ideation through initial market test. Frequent collaboration with customers, market leaders and business partners ensures that we remain close to customer needs in solution development.

> *Integration of diverse assets.* To ensure that we leverage the breadth and depth of the enterprise to deliver deep market value, we connect innovators across UnitedHealth Group under the leadership of the enterprise-wide Innovation Council. The Council fosters cross-business, collaborative innovation, a culture that inspires engagement and participation by employees across the organization, and development of supporting tools, disciplines and processes.

> *Purposeful partnerships.* The needs of our current and future customers are likely to require capabilities, assets and leadership that is best delivered by others. Thus, we partner with leaders and innovators to develop market-leading capabilities. Among recent examples: our partnership with Cisco to create Connected Care telehealth capabilities; development of QuickenHealth Expense Tracker with Intuit; and co-delivery of the Diabetes Prevention and Control Alliance with YMCA and Walgreens.

The transformational developments we have brought to market also include Personal Rewards, Disease Precursor Identification, eSync and Health Care Lane and most recently earned us *Fortune's* No. 1 ranking for innovation in the sector.

Q: Are your network relationships stable and reliable for customers?

We have made regular and meaningful progress on expanding and maintaining the stability of our network over the past four years — 25 percent growth for physicians and other health care providers and more than 9 percent for hospitals and facilities. Terminations of hospital contracts range at approximately 50 basis points per quarter or roughly 2 percent per year. That number, when calculated on a spend basis, is reduced to 1 percent per year since the majority of terminations involve smaller specialty hospitals.

UnitedHealthcare Employer & Individual's commitment to service improvements is demonstrated by an overall satisfaction increase for network physicians' practice managers. Over the past two years, UnitedHealthcare Employer & Individual has invested more than $30 million in operations to streamline the physician administrative experience and facilitate accurate, timely and transparent claims payment resulting in a 7 percentage point increase in our physician satisfaction over the past two years. UnitedHealthcare Employer & Individual will continue to focus on building provider relationships in meaningful ways through our clinical, network and operations teams.

Q: What is your strategy around cost containment in specialty areas, such as laboratory and diagnostic services?

Specialty areas, such as laboratory and diagnostic services, are distinctive due to the advancement, growth and application of new technology and tests, multiple access points into the health care system and the utilization and delivery of services by multiple clinical specialties. Our strategy in these specialty areas is to promote quality, safety and cost-effectiveness through network contracting, clinical management and benefit tools. This strategy enables us to help ensure health care providers and patients have access to evidence-based, high-quality and efficient services to deliver optimal outcomes.

We employ a variety of benefit management tools to assess and control costs and mitigate unnecessary testing. Some of the more critical elements of our programs include the following:

> Administratively efficient programs that address variations in physician practice patterns, reduce health resource waste and enhance evidence-based practices through deployment of a variety of tools, including notification and prior authorization where appropriate.

> Use of advanced contracting and reimbursement methodologies provides the most cost-effective access to services and network expansion, supplying sufficient access points for testing, while reducing out-of-network costs that are otherwise incurred by customers.

Q: What's been the economy's impact on health care utilization? Are you seeing a dampening in use of elective procedures?

Lighter utilization related to the economy has been widely discussed by industry experts during the past few quarters. We believe the economy is having an impact on utilization; however, it is difficult to isolate among the myriad of contributing factors. We know that increases in member out-of-pocket costs continue to outpace inflation while economic pressures have driven a moderation in wage increases. We also know investments in new drugs, devices, treatments, and therapies have slowed due to the economy. We have observed a decline in the birth rate, which may be tied to consumers' view of the future economic outlook. Interestingly though, we have not seen a disproportionate change in elective vs. non-elective procedures — they are both more moderate in the same relative population.

Q: What is happening with pharmaceutical costs?

The 2010 prescription drug trend is expected to be approximately 6.5 percent for the commercial fully insured book of business. Utilization is increasing approximately 1.5 percent, making drug cost inflation the primary driver of trend at approximately 5 percent. The percentage increase on brand drugs is tracking in the low double digits, driven mostly by price increases on many specialty drugs. This steep price inflation for brand drugs is expected to continue.

While representing only 1 percent of prescriptions, specialty drugs represent more than 30 percent of pharmacy costs, and have trended around 15 percent this year.

Prescription drug list management, exclusion of low value drugs, point-of-sale messaging at the pharmacy to support member use of higher value drug options, aggressive rebate contracting and channel management with programs such as Selected Designated Pharmacy have been innovative and effective instruments in mitigating the impact of these price increases. In addition, the introduction of new generics and the increased use of generic drugs overall will continue to mitigate increases in pharmacy trend.

Overall our focused programs and targeted management have driven pharmacy trends that continue to be among the industry leaders.

Q: How are you managing high-cost specialty biopharmaceuticals?

UnitedHealthcare manages more than $3.6 billion in annual specialty drug spend through a dedicated business unit to ensure integrated total health care and cost management across both the pharmacy and medical benefits. Our specialty program manages not only the acquisition cost and distribution for the specialty drugs, but also the conditions those medications are meant to treat. We apply a holistic approach to managing specialty drugs at the therapeutic class and claim level:

> Analyzing the site of administration (i.e., in a health care setting or self-administered), distribution channels and member needs to determine and justify the appropriate benefit for coverage; and

> Leveraging plan design to ensure optimal member care with minimal disruption.

Prescription Solutions and others support our members with services to effectively manage their conditions, including the high-touch support of trained clinical pharmacists. We focus on factors crucial to success, such as therapy adherence, optimal clinical oversight and care and disease management to support complex treatment regimens often associated with specialty pharmacy. Additionally, members who are in need of additional support, clinically or otherwise, are referred by our specialty pharmacy providers to our case or disease management nurses accessible through our OptumHealth business unit. This integrated approach ensures that members can remain compliant with their specialty therapies and receive the assistance, support and education required to manage their disease or health condition. Our specialty clinical management model has yielded significant improvements in medication adherence and has delivered measured medical cost savings of up to $19,000 per participating individual per year, across eight therapeutic categories.


UnitedHealthcare
MEDICARE & RETIREMENT

UnitedHealthcare
Medicare & Retirement

In 2010 UnitedHealthcare Medicare & Retirement strengthened and streamlined its relationships with brokers, including most of the largest Field Marketing Organizations (FMOs) across the country. We also expanded the use of brokers to distribute our AARP-branded Part D and Medicare Supplement plans. These relationships are now backed by improved back office support, sales technology and enhanced oversight capabilities, including a common lead management system available to all agents in all channels. Our readiness activities for the 2011 selling season have exceeded goals and the number of agents ready to sell our products at the beginning of the 2011 selling season was significantly higher than the same time last year.

We continue to enhance our marketing standards and policies, including rigorous oversight of brokers and marketing practices to ensure compliance with federal requirements. All of our brokers have completed and passed a carefully designed proprietary training program to make certain that they are well prepared to support prospective customers in choosing the most appropriate plan to meet their unique needs. The entire field agent force is supported with customized messaging and benefit training information based on their local markets.

Our direct mail program, supported by national and local television spots, newspaper advertisements, and websites, describes specific local-market plan benefits, making our offerings relevant to prospective customers. Using "just plain clear" language to describe the unique features of our products helps build an educated Medicare population that can make enrollment decisions that are right for their individual situations. Our Medicare solutions websites help Medicare beneficiaries or their loved ones learn about their Medicare options through interactive, guided tours through UnitedHealthcare's Medicare product portfolio — an online experience that is driven by answers to key questions about a potential member's individual situation.

Q: How will the shorter 2011 Medicare Advantage selling season impact your business?

Recent surveys and other research indicate that a great deal of confusion and anxiety about changes to Medicare is being felt by Americans 65 and older. In the summer of 2010, we launched an educational campaign that sought to allay some of these fears with easy-to-use and understand guides to Medicare coverage. This "Medicare Made Clear" campaign reinforced that the changes to the Medicare enrollment cycle for 2011 made it more important than ever to evaluate and choose the right plan early. This campaign delivered educational materials and information through a dedicated website, through social media channels, a public awareness campaign, and by making informational guides available at more than 8,000 retail outlets as well as thousands of community events and meetings.

In response to this heightened consumer demand, we have engaged more agents earlier than ever before. Our early certification program and product portfolio training have activated the sales force for a busy season and our sales calendar is filled with local community meetings beginning in October and extending through the end of the year. Enhancements have been made to our supporting leads systems and all channels to increase our reach and productivity.

The shorter selling season will increase our 2010 operating costs, as some expenses that would have occurred in 2011 will now be recognized in the fourth quarter of 2010. We are prepared to absorb those costs within our current 2010 earnings outlook.

Q: What distinct set of competitive advantages will allow UnitedHealthcare Medicare & Retirement to be successful in a post-reform Medicare world?

We believe that UnitedHealthcare Medicare & Retirement possesses the expertise, relationships, scale and portfolio of products that position us to be successful as Medicare continues to evolve.

First, we serve individual consumers by offering a portfolio of products that allows people to obtain the health coverage and services they need as their circumstances change. This flexible, adaptable approach is key to serving individuals as the Medicare program and the people it serves change over time. We are particularly well positioned, on a national basis, to serve seniors who find that affordable, network-based care meets their unique health care needs. For those who prefer traditional fee-for-service Medicare, we offer both Medicare Supplement (Medigap) and Part D prescription drug programs that are designed to supplement their government-sponsored Medicare by providing additional benefits and coverage options not otherwise available to them.

Second, we have unique relationships with organizations that, like us, are committed to serving the needs of the senior population. Chief among these relationships is our exclusive Medicare relationship with AARP. Working in concert with AARP, we have the opportunity to lead in innovation and the education of the senior population as the Medicare program continues to change and grow.

Third, we have a seniors-focused care management model that is scalable, unique to UnitedHealthcare Medicare & Retirement and enables us to operate at a medical cost level below that of traditional Medicare. This model is based on more than 20 years of expertise in chronic disease management, underpinned by our proprietary technology platform. We also have a broader and deeper national provider network than any other Medicare-oriented health plan. These distinctive capabilities allow our Medicare operations to help optimize the health and well-being of older, disabled or otherwise vulnerable individuals across the health care continuum.

Lastly, we possess the expertise to develop new products and approaches that meet the needs of our consumers. Our competencies in consumer research, network design, underwriting, product pricing and distribution allow us to be innovative and flexible amidst change in the health care marketplace.

Q: What other types of opportunities could we see for UnitedHealthcare Medicare & Retirement in the future?

UnitedHealthcare benefit businesses collectively have nearly 16 million customers aged 50 and above, and we are actively working to design and develop new products and services to help enhance the health, wealth and security for the 99 million people in America today who are over age 50. These products will include much stronger linkages between our commercial and seniors businesses as we continue to build our group retiree offerings. We also continue to work creatively at developing new partnerships with employers, union organizations, health care providers and nonprofit associations.

Specifically within Medicare, we see opportunities not only in providing a comprehensive set of benefits to our Medicare plan members, but also in becoming a partner with the federal government in helping the original Medicare be more cost-effective and efficient for all constituents. Our distinct competencies in care coordination and consumer-level health engagement will serve us well, as Medicare continues its evolution.

Q: How do you see the individual market for Medicare Advantage Private Fee-For-Service (PFFS) changing, given the end of "provider deeming" in most of the nation by 2011? Is this an opportunity for you, or a threat?

We expect that insurers, including UnitedHealthcare, will continue to offer non-network PFFS plans in many of the counties where provider deeming will still be allowed in 2011. In some areas, changes in federal funding have challenged the economic viability of these plans. In some areas, UnitedHealthcare could adapt to these challenges and maintain a PFFS plan. In other areas, we could not.

In areas where provider deeming will end, we expect to maintain much of our current PFFS membership by re-enrolling our members into one of our network-based Medicare Advantage plans — an HMO, POS or PPO plan. We believe these managed-care type plans have the most sustainable long-term outlook.

> Approximately 50 percent of our 350,000 PFFS members in areas where deeming ends will have access to at least one of our network-based MA plans, which generally have lower premiums and/or better benefits than the current PFFS plans.

> In areas without a UnitedHealthcare network-based MA plan, and for people who truly want a non-network plan, we offer Medicare Supplement and Part D plans nationwide.

> In addition to the transition of our own PFFS members into our network plans, we are pursuing the opportunity to attract members of other insurers, particularly in areas where they are closing their PFFS plans.

As the largest and most geographically widespread provider of network-based Medicare Advantage plans, Medicare Supplement plans, and Part D plans, we are well positioned to respond to the changes in PFFS.

INGENIX.

Ingenix

> State governments are required to design, implement and market health insurance exchanges by 2014. The Lewin Group is currently working with multiple states to assess, define and implement their health insurance exchange strategies.

Life Sciences

> Life sciences companies face unprecedented financial pressures as patents expire for drugs ($89 billion of brand name drugs are expected to be replaced by generics from 2011 to 2015) and new taxes come into effect (2011 and 2013) — this on top of a business model that already requires an average investment of $1.2 billion to bring a new drug to market. Ingenix helps life sciences clients reduce costs by providing efficient outsourcing of highly specialized epidemiology, pharmacovigilance and analytics services.

> Global regulations increasingly require that life sciences companies demonstrate not only the safety of new treatments, but their comparative effectiveness — that they work better than other treatments — prior to regulatory approval. To help clients with these evolving requirements, Ingenix provides specialized global regulatory consulting, health outcomes and comparative effectiveness research services.

Q: What specific types of opportunities will health care reform open up for Ingenix?

Ingenix is well positioned to help our clients respond to pressures on cost, compliance and innovation created or expanded by the Patient Protection and Affordable Care Act of 2010 (PPACA), as well as mechanisms aimed at improving the utilization of data and technology created by the American Recovery and Reinvestment Act (ARRA) passed by Congress in February 2009. Ingenix is strategically positioned to respond to specific areas of health care reform, including:

> *Electronic Health Records (EHR).* ARRA provides for $27 billion in incentives to physicians and hospitals who implement a certified electronic health record and demonstrate a first stage of meaningful use by 2011. The Congressional Budget Office projects that stimulus incentives will encourage up to 90 percent of U.S. physicians to adopt EHRs by 2019. We anticipate increased demand for the CCHIT-certified, web-based Ingenix CareTracker EHR platform. Presently, CareTracker solutions serve more than 10,000 users in the United States. CareTracker is simple to deploy and use with a pay-as-you-go monthly subscription fee. It provides secure cloud computing technology with a web interface that connects medical practices to a network of labs, partner physicians and hospitals. For as little as $5,000 per year, a single-physician practice can start using Ingenix CareTracker EHR with just four hours of physician training and six hours of office manager training. Strengthened demand is also expected for EHR integration and optimization services offered by Ingenix Consulting, which implements platforms from AllScripts, GE and Epic for large physician practices and hospitals nationwide.

> *Health Information Exchange (HIE).* ARRA provides for $548 million to establish information exchange capabilities between health care providers. Ingenix is working with community, regional and national organizations to develop and implement HIE solutions. Recently acquired Axolotl offers a leading HIE solution in the United States. Axolotl's Elysium® Exchange solutions are used by nearly 30,000 physicians, 100,000 health care professionals, more than 200 hospitals, 20 RHIOs, and six statewide HIEs — touching the lives of more than 35 million patients.

> *Comparative Effectiveness Research (CER).* ARRA provides for more than $1 billion in federal funding for research and analyses that compare the effectiveness of various treatments and medications. We anticipate further opportunities for our Life Sciences business and The Lewin Group to provide services and products in connection with this research and analysis sponsored by government agencies receiving stimulus funding for CER. Ingenix's The Lewin Group launched the Center for Comparative Effectiveness Research, which capitalizes upon the data assets and expertise across Ingenix to deliver insights for policymakers, researchers, health care providers and others.

Prior to the launch of the Center, The Lewin Group completed an engagement for the DHHS Assistant Secretary for Planning and Evaluation (ASPE), assisting the Federal Coordinating Council for Comparative Effectiveness Research to develop a strategic framework for CER, inventory CER projects that already existed in the federal government, and identify gaps and potential priorities for future CER investment. With other partners, the Center is developing the AHRQ Horizon Scanning System for health care technology in order to better inform CER investments. As part of a team led by The Johns Hopkins University, the Center is developing the FDA Partnership in Applied Comparative Effectiveness Science (PACES) to help define questions and approaches for performing CER analyses on FDA and other large clinical data sets. Further, the Center is part of a team that will develop the capacity to support CER using the Medicaid Analytic Extracts (MAX) data warehouse for CMS.

> *Fraud, Waste & Abuse.* Helping commercial and public sector payers identify, resolve and prevent fraud, waste and abuse will be key to their ongoing success as they face increasing performance and financial pressures. PPACA increases funding for fraud abuse and prevention, enforcement and control in the public sector. Ingenix is a leader in providing fraud control and prevention solutions, serving both commercial health plans and several U.S. states. For example, Ingenix has saved the state of Washington $60 million through fraud, waste and abuse prevention and detection. Of the $1 billion total that Ingenix's work has saved Michigan since 2005, more than $97 million has been recovered in Medicaid fraud cases. Ingenix recently announced new program integrity contracts with the states of Alabama and Iowa. Today Ingenix provides program integrity work in 18 states that together make up more than one-third of Medicaid spending ($110 of $320 billion) on behalf of one in four Medicaid recipients.

Q: Can you give us an update on Ingenix's growth in international markets?

The international health economy is challenged with issues related to affordability, quality and access to care. Ingenix applies the knowledge and expertise we have gained from serving providers and payers in the United States to international markets. We intend to continue to expand to key markets developing or reforming their health systems — where health intelligence, workflow and connectivity can help the most.

For example, Ingenix provides services to clients in the U.K. who represent more than 37 million patients. We have two focus areas with the National Health Service in the U.K., where the health system is evolving in light of health reform:

> We help the commissioners of health services to address issues of cost, capacity and utilization to optimize improvements to population health.

> We help General Practitioner clinics optimize the physician-patient experience, applying principles of modernization, workflow efficiency and evidence-based clinical decision support.

We continue to expand into key markets developing or reforming their health systems — where health intelligence, workflow and connectivity can help most. In May 2010, we acquired ChinaGate, a firm that provides regulatory services to life sciences clients looking to enter and access the Chinese market. Also in 2010, we acquired Sydney-based Health Technology Analysts, a market-leading health economics consultancy company offering a range of health technology assessment and reimbursement services for Australasian and Asian clients.

Q: How does Ingenix support UnitedHealth Group's business strategy?

Ingenix supports UnitedHealth Group strategy in two ways:

First, Ingenix supports UnitedHealth Group's strategy as a diversified global health and well-being company helping people live healthier lives and helping to improve the performance of the health care system. Revenue from Health Services businesses is expected to continue to grow in the coming years and become an increasingly significant part of the overall UnitedHealth Group portfolio.

OptumHealth℠

OptumHealth

Q: What other effects is the current economic climate having on your business?

The economic environment has created an even greater focus among customers on controlling health care costs. This has resulted in both opportunities, as our commercial markets look to preventive or proactive health programs to control costs, and challenges, as decreasing employment levels place pressures on our business. Price is increasingly important in purchasing decisions, and state budget deficits have delayed states' ability to pursue new initiatives.

Q: What is the impact of federal mental health parity on your behavioral business?

Federal mental health parity will impact our business in several different ways. We are implementing the benefit design changes required by our customers to comply with the regulations. This includes building shared accumulators to enable the cross-carrier sharing of co-pays and deductibles. We are also on track in the implementation of operational changes to ensure compliance with non-quantitative parity requirements as well as to provide the appropriate medical cost mitigation strategies. The net impact of these regulations is an increase in utilization which has been estimated and captured in our renewal pricing actions. While many of our customers have evaluated the carve-in/carve-out decision in light of these regulations, our 2011 account retention has remained strong.

Q: What are the opportunities and challenges from federal health reform?

Health reform has added some increased administrative burden in order to support compliance with the new health insurance regulations. However, we see health reform as an accelerator of the market trends that we earlier described as forming the foundation for our future growth opportunities: increasing role of government; the risk of disrupted access to the delivery system; the consumer as a market force; and connectivity and productivity. We are also pursuing the following opportunities created specifically by reform:

> *Medicaid Expansion* — Supporting states in their handling the addition of a new Medicaid population, childless adults, and their pursuit of additional FMAP funding for new chronic care plans.

> *Medical Loss Ratio Regulation* — Health plans will need to consider new alternatives for managing their medical risk within the new medical loss guidelines. We are evaluating new approaches to supporting health plans in the medical risk areas of behavioral health, physical health and complex medical conditions.

> *Accountable Care Organizations* — We are in discussions with CMS regarding participation in accountable care demonstration projects.

> *Expansion of Consumer Choice and Empowerment* — The emphasis of health care reform on transparency of provider cost and quality information as well as the incentivization of a culture of health and wellness will open new retail, direct to consumer markets that we are well positioned to access through new distribution channels.

Recent Developments

NEWS RELEASE



Contacts:

Lynne High	Tyler Mason
UnitedHealthcare	UnitedHealth Group
952-992-5708	714-226-3530
Lynne_m_high@uhc.com	tyler.mason@uhc.com

For immediate release

NEW UNITEDHEALTHCARE CANCER CARE PAYMENT MODEL TO FOCUS ON BEST TREATMENT PRACTICES AND BETTER HEALTH OUTCOMES

- ***First-of-its kind model bundles payments to oncologists to help ensure continuity of care for patients and improve quality and health outcomes***
- ***Pilot program to help identify best practices for breast, colon and lung cancer treatment***

MINNETONKA, Minn. (Oct. 20, 2010) – UnitedHealthcare is working with five medical oncology groups around the country to advance a new cancer-care payment model that focuses on best treatment practices and better health outcomes.

UnitedHealthcare's first-of-its-kind program is aimed at improving the quality of care for patients with breast, colon and lung cancers, which are among the most common cancers in the United States, according to the National Cancer Institute.

This new approach, which reimburses participating medical oncologists upfront for an entire cancer treatment program, marks a shift away from the current "fee-for-service" approach, which rewards volume regardless of health outcomes. This new "bundled payment," or "episode payment," will be based on the expected cost of a standard treatment regimen for the specific condition, as predetermined by the doctor.

The oncologist will be paid the same fee regardless of the drugs administered to the patient – in effect, separating the oncologist's income from drug sales while preserving the ability to maintain a regular visit schedule with the patient. Patient visits will continue to be reimbursed, and chemotherapy drugs will be reimbursed at the manufacturer's cost.

"By paying medical oncologists for a patient's total cycle of treatment, rather than the number of visits and the amount of chemotherapy drugs given, this program promotes better, more patient-centric, evidence-based care with no loss of revenue for the physician," said Lee N. Newcomer, M.D., UnitedHealthcare's senior vice president, oncology. "Everyone wins: as oncologists share best practices from the program about which treatment regimens are most effective, we expect to see consistently improved patient outcomes."

Under the current system, medical oncologists evaluate people with cancer to determine the extent of their disease and then recommend a specific treatment program that takes into consideration the stage and type of cancer. Treatment options include surgery, radiation therapy and chemotherapy, or a combination thereof. Most commonly used chemotherapy drugs are given intravenously and often are administered in a medical office. In most cases, the medical oncologist purchases the chemotherapy drugs at wholesale prices from manufacturers and administers them to the patient in his or her office. Under the current "fee-for-service" arrangement, the oncologist then bills the patient's health insurance plan or payer for the retail price of the drugs, plus a charge for administering the drugs.

Pilot To Be Conducted with Five Medical Practices

Over the course of the pilot, the various treatment regimens selected by the medical groups will be evaluated to identify which are the most effective for a range of clinical presentations (e.g., physical signs and symptoms and diagnoses). UnitedHealthcare will play no role in determining which treatment plan the oncologists choose, but the intent of the pilot is to identify and reduce unnecessary drug administration that does not improve the patient's health outcomes.

The five medical practices participating in the pilot have between 18 and 35 oncologists on staff and are based in Dayton, Ohio; Fort Worth, Texas; Kansas City, Mo.; Marietta, Ga.; and Memphis, Tenn.

In the pilot, each medical group must choose a standard chemotherapy regimen for each of 19 clinical presentations and participate in performance reviews of their data with other participating oncology groups to help identify best practices. Patient health information is protected and blinded in compliance with HIPAA privacy regulations. The medical groups' participation in the program means they are willing to compare their results with peers.

Treatment regimens will be evaluated based on the number of emergency-room visits, incidence of complications, side effects and, most importantly, health outcomes – determining which treatment regimens do the best job of helping to fight cancer.

UnitedHealthcare calculates the cancer care payment based on the amount of money the oncology group would make on drug profits using the difference between the group's current fee schedule and the drugs' costs. A case-management fee is also added to reflect the time and resources that the oncologist's office spends in managing the patient relationship. This new fee is paid by UnitedHealthcare on the first day the patient receives care from the medical oncology group.

The medical group is free to change their drug regimens at any time, but the cancer care payment does not change. As part of the pilot, office visits, chemotherapy administration and other ancillary services like laboratory tests are paid based on fee-for-service rates.

The upfront fee will cover the standard treatment period, which is typically six to 12 months. In cases of cancer recurrence, the bundled payments will be renewed every four months during the course of the disease, allowing the doctor to continue overseeing his or her patient's care even if drug therapy is no longer effective.

"The cancer care payment program is one of many UnitedHealth Group programs and services that help fight and manage chronic diseases in creative, practical ways to help improve access to quality health care for patients," said Dr. Newcomer. "This new payment model is the latest UnitedHealthcare effort to improve quality through an innovative approach to patient care."

About UnitedHealthcare
UnitedHealthcare (www.unitedhealthcare.com) provides a full spectrum of consumer-oriented health benefits plans and services to individuals, public sector employers and businesses of all sizes, including more than half of the Fortune 100 companies. The company organizes access to quality, affordable health care services on behalf of approximately 25 million individual consumers, contracting directly with more than 600,000 physicians and care professionals and 5,000 hospitals to offer them broad, convenient access

to services nationwide. UnitedHealthcare is one of the businesses of UnitedHealth Group (NYSE: UNH), a diversified Fortune 50 health and well-being company.

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NEWS RELEASE


UnitedHealth Group

Contact: Tyler Mason
UnitedHealth Group
714-299-5730
Tyler.Mason@uhc.com

For Immediate Release

NEW STUDY: $3.5 TRILLION COULD BE SAVED OVER 25 YEARS BY RESTRUCTURING MEDICARE AND MEDICAID FEE-FOR-SERVICE MODEL

- *New report offers practical solutions to reduce growing US budget deficit through Medicare and Medicaid reform*
- *Recommends expansion of coordinated care programs, integration of Medicare and Medicaid benefits*

WASHINGTON (Oct. 15, 2010) – Federal and state governments could save taxpayers about $3.5 trillion over the next 25 years by expanding the use of coordinated care programs in Medicare and Medicaid, according to new analysis by UnitedHealth Group's (NYSE: UNH) Center for Health Reform & Modernization. The report has been provided to the bipartisan National Commission on Fiscal Responsibility and Reform, known as the Deficit Commission.

The report, "*U.S. Deficit Reduction: The Medicare and Medicaid Modernization Opportunity,*" builds on the emerging consensus that the current fee-for-service indemnity payment system, which comprises more than three-quarters of Medicare and Medicaid spending, is one of the primary drivers of fragmented care and rising health care costs. The report sets out practical steps, based on UnitedHealth Group's experience as the largest single provider of Medicare Advantage and Medicaid programs, to better coordinate care and provide holistic and proactive support for seniors and Medicaid beneficiaries.

The Deficit Commission, established in February 2010, is tasked with building consensus and recommending to Congress a new fiscal path for the U.S. Its recommendations are due in December. According to the Congressional Budget Office, meaningful deficit reduction will be difficult to achieve without modernization of the Medicare and Medicaid programs, as they are one of the main medium-term drivers of the rising U.S. budget deficit.

"Expanding the use of coordinated care and integrating benefits and funding streams is a win-win for Medicare and Medicaid beneficiaries, and for federal and state budgets," said Simon Stevens, executive vice president, UnitedHealth Group, and chairman of the UnitedHealth Center for Health Reform & Modernization. "These are practical options that can now be tested at scale under current law."

Fee-for-service payments occur when health care providers are reimbursed for each service, such as a physician's office visit, test, procedure or other health care service, regardless of health outcomes. Care is often fragmented with often minimal communication and coordination among different health care professionals. The goal of coordinated care is to make health systems more proactive and responsive to individual patients' health care needs.

The UnitedHealth Group report analyzes three broad approaches:

1. Provide coordinated care for Medicaid-eligible Americans to improve access to care and health outcomes. Over 25 years, savings are estimated at $580 billion, of which $350 billion are federal savings. During the initial 10 years - given transitional costs and phasing - potential savings are estimated at $103 billion, of which $63 billion are federal savings. Under this option, states would enroll most of their fee-for-service Medicaid population (who aren't also receiving Medicare) in coordinated care programs, including people with long-term care needs.

2. Expand use of coordinated care for dual-eligible Medicare and Medicaid beneficiaries to support people with chronic conditions requiring intensive support and high-cost services. Over 25 years, savings are estimated at $1.62 trillion, including $1.27 trillion for the federal government. In the first 10 years, savings are estimated to be $250 billion, of which $206 billion are federal savings. Examples from the report's recommendations include wider use of home- and community-based care programs to allow individuals to live longer in their own homes, better coordination between Medicare and Medicaid, and full integration of Medicare and Medicaid benefits. If current approaches do not change, spending on dual-eligible individuals – people who are eligible for both Medicare and Medicaid programs – is projected to reach about $5 trillion over the next decade.

3. Provide seniors in traditional Medicare with value-added, comprehensive care management services through the type of programs and approaches used by America's largest and most innovative 'self-insured' employers. Over 25 years these savings – all accruing to the federal government – could be worth $1.9 trillion, of which $317 billion are estimated to arise in the first 10 years. Examples include adding high-quality provider networks, care coordination, and disease management and wellness programs, as well as consumer incentives, treatment decision support and value-based benefit designs. (Approximately one-third of the savings from this option are included in Option Two given the overlap with 'dual eligibles.' The report also offers Options Four and Five, which are more limited alternatives to Option Three.)

The report's Medicaid estimates are drawn from the track records of some of the most innovative states, as well as UnitedHealth Group's own experience as America's largest Medicaid health plan. The Medicare section draws on UnitedHealth Group's data, experience and insights from serving one in five Medicare beneficiaries nationwide.

UnitedHealth Center for Health Reform & Modernization

The Center serves as the focal point for UnitedHealth Group's work on health care modernization and national health reform. The Center assesses and develops innovative policies and practical solutions for the health care challenges facing the nation. For more information about the Center and to view the full report, go to: www.unitedhealthgroup.com/reform.

About UnitedHealth Group

UnitedHealth Group (www.unitedhealthgroup.com) is a diversified health and well-being company dedicated to helping people live healthier lives and making health care work better. With headquarters in Minnetonka, Minn., UnitedHealth Group offers a broad spectrum of health benefit programs through UnitedHealthcare, Ovations and AmeriChoice, and health services through Ingenix, OptumHealth and Prescription Solutions. Through its family of businesses, UnitedHealth Group serves more than 75 million individuals worldwide.

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NEWS RELEASE

UnitedHealthcare®



Media Contacts:	Greg Thompson	Daryl Richard
	UnitedHealthcare	UnitedHealthcare
	312-424-6913	860-702-5795
Investor Contacts:	John Penshorn	Brett Manderfeld
	UnitedHealth Group	UnitedHealth Group
	952-936-7214	952-936-7216

(For Immediate Release)

UNITEDHEALTHCARE IN AGREEMENT TO PROVIDE COMPELLING BENEFIT PLAN OPTIONS TO PRINCIPAL FINANCIAL GROUP MEDICAL CUSTOMERS

UnitedHealthcare offers a broad choice of quality, affordable health plans and a seamless transition to new coverage for The Principal® customers

The Principal to continue serving customers through transition period

MINNETONKA, Minn. - Sept. 30, 2010 – UnitedHealthcare today announced it has entered into an agreement to renew medical insurance coverage for The Principal Financial Group's (The Principal®) medical plan customers as The Principal completes its plans to exit the medical insurance business. The Principal will continue to offer life insurance, dental, disability, vision and wellness programs.

The Principal selected UnitedHealthcare to provide an easy and attractive transition option for its customers to renew their health plans. The Principal currently covers customers in 31 markets nationwide, predominantly throughout the Central United States, where UnitedHealthcare offers an extensive network of physicians, hospitals and other health care providers.

"UnitedHealthcare provides a broad range of coverage options to meet customers' needs. By working with UnitedHealthcare, a proven leader and long-term player in the business with an extensive local and national network, we will ensure a smooth transition for customers and brokers," said Dan Houston, president – Retirement, Insurance & Financial Services at The Principal.

"We are grateful for the opportunity to serve the health and well-being needs of The Principal's customers with a broad range of high-quality, affordable health care products from traditional plans to innovative consumer-driven services," said Kathryn Sullivan, CEO, UnitedHealthcare's Central Region. "Through UnitedHealthcare, The Principal's customers will have one of the largest local and national care provider networks in the country, highly integrated clinical programs, proactive care management and wellness tools, and technology that simplifies health care delivery."

As The Principal's medical insurance customers reach their medical plan renewal dates, UnitedHealthcare will work to enroll them in a comparable UnitedHealthcare plan. Until plan participants are enrolled in a replacement plan, their current benefits remain in effect under their existing contract. The Principal is committed to ensuring continued service, medical coverage and payments for its customers during the transition period.

Customer Contact Information
The Principal customers who have questions about this announcement can contact UnitedHealthcare at 1-800-809-9831 for additional information.

About the Principal Financial Group
The Principal Financial Group® (The Principal®) is a leader in offering businesses, individuals and institutional clients a wide range of financial products and services, including retirement and investment services, life and health insurance, and banking through its diverse family of financial services companies. A member of the Fortune 500, the Principal Financial Group has $284.7 billion in assets under management and serves some 18.9 million customers worldwide from offices in Asia, Australia, Europe, Latin America and the United States. Principal Financial Group, Inc. is traded on the New York Stock Exchange under the ticker symbol PFG. For more information, visit www.principal.com.

About UnitedHealthcare
UnitedHealthcare (www.unitedhealthcare.com) provides a full spectrum of consumer-oriented health benefit plans and services to individuals, public sector employers and businesses of all sizes, including more than half of the Fortune 100 companies. The company organizes access to quality, affordable health care services on behalf of more than 25 million individual consumers, contracting directly with more than 600,000 physicians and care professionals and 5,000 hospitals to offer them broad, convenient access to services nationwide. UnitedHealthcare is one of the businesses of UnitedHealth Group (NYSE: UNH), a diversified Fortune 50 health and well-being company.

# # #

NEWS RELEASE


UnitedHealth Group

Media Contacts:

John Parker
UnitedHealth Group
202-654-9931
john_e_parker@uhc.com

Tyler Mason
UnitedHealth Group
714-226-3530
Tyler.Mason@uhc.com

UNITEDHEALTH GROUP IDENTIFIES $366 BILLION IN POTENTIAL FEDERAL AND STATE SAVINGS BY MODERNIZING MEDICAID AS IT FACES UNPRECEDENTED EXPANSION

- *New report estimates each state's extra costs and numbers of people to be covered by Medicaid expansion*
- *Shows how states can improve access to care for underserved communities, help offset budget pressures*

WASHINGTON, D.C. (April 15, 2010) – States and the federal government can save an estimated $366 billion over the next decade by modernizing Medicaid, according to a new report by UnitedHealth Group's (NYSE: UNH) Center for Health Reform & Modernization. States' share of these potential savings is estimated at $149 billion, which can help offset states' budget pressures.

A portion of these savings could also be reinvested in primary care, resulting in better access to high-quality care for newly covered populations and underserved communities.

"Successful implementation of national health reform depends critically on Medicaid, yet state governments and primary care services are already under pressure. The good news is that there is a practical road map that would enable many states to realize significant savings while ensuring that underserved populations can readily access much better quality care," said Simon Stevens, executive vice president, UnitedHealth Group, and chairman of the UnitedHealth Center for Health Reform & Modernization.

Medicaid already is the nation's primary source of health care coverage for low-income children and families. In the newly enacted national health reforms, Medicaid is one of the two main building blocks for expanding U.S. health care coverage. Medicaid is estimated to grow by 16 million people, and the report shows that 10 states may see increases in their Medicaid rolls of more than 50 percent. (Click here for more information on the impact of the legislation on states, and their Medicaid savings opportunities.)

The expansion of Medicaid is estimated to cost more than $430 billion from 2011 to 2019. Significant ongoing costs will be borne by the states, for which Medicaid is already the second-largest budget item, while most of the initial costs will be funded by the federal government.

The report shows how states can expand access to higher-quality, well-managed health care, increase funding for primary care physicians to help ease the shortage of doctors, and realize significant savings if proven approaches already adopted in some states are deployed more widely across the Medicaid program. These best practices focus on three categories:

Broader use of coordinated care techniques to improve access to high-quality care for both existing and expansion populations of Medicaid-eligible Americans, with projected savings of $93 billion ($36 billion of which would accrue to states).

Greater use of managed care to support people with long-term care needs, with projected savings of $140 billion ($60 billion of which would accrue to states). Examples include targeted home- and community-based care programs to support people in living longer in their own homes, and better coordination between Medicaid and Medicare.

Modernizing Medicaid's administrative and transactional processes, with projected savings of $133 billion (with $53 billion accruing to states). Examples include applying new health IT systems, including Medicaid in-state health information exchanges, encouraging electronic claims submission; and validating claims prior to payment.

These methods are detailed in the report titled, "*Coverage for Consumers, Savings for States: Options for Modernizing Medicaid.*" The report draws on states' track records of successful "real-world" innovation over two decades, and the data and experience of programs offered through UnitedHealth Group's AmeriChoice business, which is the nation's largest Medicaid managed care company.

Pennsylvania Governor Edward Rendell said: " As federal reforms are enacted, millions of additional beneficiaries will receive care through Medicaid. This report highlights actions states can take to ensure that future Medicaid spending is sustainable while protecting our most vulnerable citizens. Pennsylvania has implemented many innovative managed care programs to safeguard Medicaid at a time when many states are cutting services. Truly modernizing Medicaid will require a strong commitment to such new ideas. The approaches highlighted in the Center's report are a good place to begin the discussion about the vital need to protect and preserve Medicaid for the next generation."

Ensuring Sufficient Physicians Are Available to Treat New Medicaid Enrollees

Ensuring primary care availability for the new Medicaid patients is a major concern for states and physicians. According to a new national survey of primary care physicians commissioned for the report, 67 percent of primary care physicians think that new Medicaid patients will struggle to find a suitable primary care doctor, absent other policy reforms.

However, the same survey finds that – alongside other policy reforms – states could increase the number of primary care physicians treating Medicaid patients by permanently raising reimbursements to at least match those of Medicare. The federal government has agreed to fund such an increase, but only on a temporary basis in 2013 and 2014.

The report argues that actively managing the health care of Medicaid enrollees and then recycling some of those savings to strengthen primary care is a better solution to states' Medicaid budget pressures than continuing to artificially depress Medicaid provider reimbursements, which in turn affects Medicaid beneficiaries' ability to find a primary care doctor.

"People who are eligible for Medicaid need access to top quality health care, so it is vital that the opportunity is taken to strengthen primary and community care services," said Stevens. "Many states are taking important steps in this direction, which now need to be built upon across the country."

UnitedHealth Center for Health Reform & Modernization

The Center serves as the focal point for UnitedHealth Group's work on health care modernization and national health reform. The Center assesses and develops innovative policies and practical solutions for the health care challenges facing the nation.

For more information about the Center and to view the full report, go to: www.unitedhealthgroup.com/reform

About UnitedHealth Group

UnitedHealth Group is a diversified health and well-being company dedicated to making health care work better. Headquartered in Minneapolis, Minn., UnitedHealth Group offers a broad spectrum of products and services through six operating businesses: UnitedHealthcare, Ovations, AmeriChoice, OptumHealth, Ingenix, and Prescription Solutions. Through its family of businesses, UnitedHealth Group serves 70 million individuals nationwide.

# # #


UnitedHealth Group

Contacts:

Tyler Mason
UnitedHealth Group
(714) 226-3530
tyler.mason@uhc.com

Kelly Kennai Grunig
YMCA of the USA
(202) 835-9043, ext. 15
kelly.kennai@ymca.net

UNITEDHEALTH GROUP LAUNCHES INNOVATIVE ALLIANCE PROVIDING FREE ACCESS TO PROGRAMS THAT HELP PREVENT AND CONTROL DIABETES AND OBESITY

In partnership with YMCA of the USA and Walgreens

MINNETONKA, Minn. – (April 14, 2010) – UnitedHealth Group (NYSE: UNH) is launching the Diabetes Prevention and Control Alliance, a partnership with YMCA of the USA and Walgreens to help prevent and control diabetes, pre-diabetes and obesity.

The Diabetes Prevention and Control Alliance is anchored by two innovative and integrated programs including the Diabetes Prevention Program, which is designed to help people at risk for diabetes prevent the disease through healthy eating, increased activity, and other lifestyle changes, and the Diabetes Control Program, which will help people with diabetes better control their condition through education and support from trained pharmacists. UnitedHealth Group will cover these services at no charge to plan participants enrolled in employer-provided health insurance plans, marking the first time in the country that a health plan will pay for evidence-based diabetes prevention and control programs.

Both programs have been tested through controlled trials or pilot projects with the National Institutes of Health (NIH), Centers for Disease Control and Prevention (CDC), YMCA of the USA, Indiana University, clinical centers, employers and retail pharmacies. There is substantial evidence that supports early and aggressive intervention to help people avoid the health and financial toll of diabetes.

"We're privileged to bring together partners from the public, private and non-profit sectors to launch the Diabetes Prevention and Control Alliance, which reinforces our commitment to stem the rising tide of diabetes and obesity that is already having devastating consequences for individuals, families and our country," said Stephen Hemsley, president and CEO of UnitedHealth Group. "We are leveraging our national health care resources, the YMCA's and Walgreens' presence in local communities, our combined wellness expertise and the experience of two innovative, proven pilot programs to help people make lifestyle changes to prevent or control diabetes."

UnitedHealth Group is using its national presence and broad assets in technology, health data, evidence-based medical decision-making, disease management and wellness programs to enhance and expand the Diabetes Prevention Program and Diabetes Control Program. Both will employ UnitedHealth Group's extensive data and advanced analytics to reach out to people with diabetes, as well as those with pre-diabetes, many of whom are unaware that they are at risk for the disease. In addition, individuals may be referred to the program by their doctor or pharmacist.

"It is through innovative partnerships like this one that we can improve progress against an epidemic that threatens both the nation's health and its resources," said Ann Albright, PhD, RD, director of CDC's Division of Diabetes Translation. "This proven intervention provides an outstanding opportunity for community-based, health care, and public health communities to substantively work together to prevent type 2 diabetes in people at risk."

According to the CDC, in 2007 nearly 24 million people in the United States had diabetes, 24 percent of them undiagnosed. Another 57 million people, or 26 percent of the adult population, are considered pre-diabetic, with about 85 percent of them unaware of their condition. The vast majority of people with pre-diabetes are struggling with obesity. Obesity is a cause of many preventable health problems including diabetes, heart disease and some forms of cancer.

Diabetes Prevention Program: Addressing Obesity to Prevent Diabetes

UnitedHealth Group will partner with YMCA of the USA to offer the Diabetes Prevention Program, which uses a group-based lifestyle intervention designed especially for people at high risk of developing diabetes. In a group setting, a trained lifestyle coach helps participants change their lifestyle by helping people eat healthier and increase their physical activity, and learn about other behavior modifications over the 16-session program. After the initial 16 core sessions, participants meet monthly for added support to help them maintain their progress.

The Diabetes Prevention Program is based on the original U.S. Diabetes Prevention Program, funded by the NIH and CDC, which showed that with lifestyle changes and modest weight reduction, a person with pre-diabetes can prevent or delay the onset of the disease by 58%. Researchers at Indiana University School of Medicine were able to replicate the successful results of the National Diabetes Prevention Program in conjunction with the YMCA of Greater Indianapolis in a group setting. The Alliance will now enable the program to expand to many more communities across the nation.

"As part of our charitable heritage, YMCAs are committed to helping those in our communities live longer, stronger and healthier," said YMCA of the USA President and CEO Neil Nicoll. "UnitedHealth Group's vision represents a major paradigm shift for health care delivery in our country and YMCAs stand ready to be part of a new health care model that values prevention. We look forward to working with UnitedHealth Group's Diabetes Prevention and Control Alliance to help the millions of Americans at highest risk of developing diabetes – a disease that often robs individuals of their good health and quality of life."

Diabetes Control Program: Reducing Dangerous, Costly Diabetes Complications

UnitedHealth Group will partner with retail pharmacies, beginning with Walgreens, to offer the Diabetes Control Program, which provides people with diabetes access to local pharmacists trained to help manage their condition and improve adherence to their physicians' treatment plans. Pharmacists will provide education and behavioral intervention, risk-factor reduction and health promotion, all in the convenient setting of a local pharmacy. The community-based pharmacists' role in managing diabetes is consistent with NIH and CDC guidelines[1].

"Walgreens is proud to be selected by UnitedHealth Group, alongside YMCA of the USA, to be part of this new program and we look forward to collaborating with such strong and innovative partners," said Colin Watts, Walgreens Chief Innovation Officer. "For years, Walgreens has been committed to serving the needs of people with diabetes and believes the Diabetes Prevention and Control Alliance is the right approach for treating one of the most pervasive chronic disease states in the country."

Incentives for Diabetes Prevention and Control

A key to the programs is UnitedHealth Group's offering insurance coverage for these services through its health insurance plans. This means millions of employees with diabetes or pre-diabetes will have access to new, convenient ways to help them manage their conditions better. Employers, in turn, will be supporting a healthier, more productive work force, leading to lower health care costs due to fewer doctor and hospital visits.

---

[1] *Team Care Comprehensive Lifetime Management for Diabetes*, by The National Diabetes Education Program, a joint program of the National Institutes of Health and the Centers for Disease Control and Prevention. 2001

Results-based incentives will help drive performance. For example, a YMCA lifestyle coach will receive a higher payment for helping an individual achieve greater weight loss, as well as reimbursement for each patient's participation. Also, advanced health plan swipe-card technology introduced by UnitedHealth Group will enable Walgreens to process payments at the point of service and be paid within 24 hours. The YMCA also will be paid automatically through a paperless system, using an innovative UnitedHealth Group tool.

"For the first time in the U.S., health plans and employers will offer real-time reimbursement to community-based health care providers and pay for services not historically covered," said Tom Beauregard, executive vice president of UnitedHealth Group. "The pilot data showed that paying for these services works - people get and stay healthier, leading to dramatically lower health care costs for employers and the health care system."

Diabetes and its complications cost the United States an estimated $174 billion in 2007, according to the CDC.

Alliance Roll-Out and National Expansion

Diabetes Prevention and Control Alliance programs will be available initially in six markets in four states: Cincinnati, Columbus and Dayton, Ohio; Indianapolis; Phoenix, and in Minneapolis-St. Paul for participants in self-insured employer-provided health plans purchased from Medica. The programs will roll out nationally through 2010, 2011 and 2012.

The programs will be available to self-insured health plan customers and their family members with diabetes or pre-diabetes.* Plan participants whose employers offer the programs and who are identified with diabetes or pre-diabetes through UnitedHealth Group's sophisticated screening model (based on historical claims analysis and biometric screening) will be invited to participate voluntarily in the appropriate Alliance program. UnitedHealth Group also is rolling out the programs to fully-insured customers in 2010 launch markets and considering future expansion to fully-insured customers in other markets. UnitedHealth Group employees also will have access to the programs as they roll out.

In addition, UnitedHealth Group has entered into an agreement with Minnesota-based health insurer Medica to offer the programs to a wide range of the company's employer-sponsored plans in Minnesota. The programs will be available to other insurance companies and employers as well.

The Diabetes Prevention and Control Alliance is one of many UnitedHealth Group programs and services that fight diabetes, obesity and related health problems in creative, practical ways to help improve health care quality, expand support and coverage, and help bend the cost curve.

Click here for more resources. To hear a presentation on the Diabetes Prevention and Control Alliance by Deneen Vojta, MD, Senior Vice President of the UnitedHealth Center for Health Reform and Modernization, at the CDC's Diabetes Translation Conference, go to preventtype2diabetes.nologyinteractive.com.

About UnitedHealth Group
UnitedHealth Group (www.unitedhealthgroup.com) is a diversified health and well-being company dedicated to helping people live healthier lives and making health care work better. With headquarters in Minnetonka, Minn., UnitedHealth Group offers a broad spectrum of health benefit programs through UnitedHealthcare, Ovations and AmeriChoice, and health services through Ingenix, OptumHealth and Prescription Solutions. Through its family of businesses, UnitedHealth Group serves 70 million people nationwide.

# # #

** Self-insured plans generally are used only by larger employers, with claims administered by an insurance company. In these programs, the employer funds covered health care costs for participating employees and family members.*

This entire book is printed on recycled paper, using paper with a minimum of 10% post consumer waste.



Forward-Looking Statements This Investor Conference Book may contain statements, estimates, projections, guidance or outlook that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "plan," "project," "should" and similar expressions identify forward-looking statements, which generally are not historical in nature. These statements may contain information about financial prospects, economic conditions, trends and uncertainties and involve risks and uncertainties. We caution that actual results could differ materially from those that management expects, depending on the outcome of certain factors.

Some factors that could cause results to differ materially from the forward-looking statements include: the ultimate impact of the Patient Protection and Affordable Care Act, which could materially adversely affect our financial position and results of operations through reduced revenues, increased costs, new taxes and expanded liability, or require changes to the ways in which we conduct business or put us at risk for loss of business; the final regulations issued by the Department of Health and Human Services related to the minimum medical loss ratio provisions of the Patient Protection and Affordable Care Act, which could differ materially from the recommendations provided by the National Association of Insurance Commissioners; our ability to effectively estimate, price for and manage our medical costs, including the impact of any new coverage requirements; the potential impact that new laws or regulations or changes in existing laws or regulations or their enforcement could have on our results of operations, financial position and cash flows, including as a result of increases in medical, administrative, technology or other costs resulting from federal and state regulations affecting the health care industry; the potential impact of adverse economic conditions on our revenues (including decreases in enrollment resulting from increases in the unemployment rate and commercial attrition) and results of operations; regulatory and other risks and uncertainties associated with the pharmacy benefits management industry; competitive pressures, which could affect our ability to maintain or increase our market share; uncertainties regarding changes in Medicare; potential reductions in revenue received from Medicare and Medicaid programs; our ability to execute contracts on competitive terms with physicians, hospitals and other service professionals; our ability to attract, retain and provide support to a network of independent third party brokers, consultants and agents; failure to comply with restrictions on patient privacy and data security regulations; events that may negatively affect our contracts with AARP; increases in costs and other liabilities associated with increased litigation; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and intangible assets recorded for businesses that we acquire; increases in health care costs resulting from large-scale medical emergencies; failure to maintain effective and efficient information systems; misappropriation of our proprietary technology; our ability to obtain sufficient funds from our regulated subsidiaries to fund our obligations; the potential impact of our future cash and capital requirements on our ability to maintain our quarterly dividend payment cycle; failure to complete or receive anticipated benefits of acquisitions; potential downgrades in our credit ratings; and failure to achieve targeted operating cost productivity improvements, including savings resulting from technology enhancement and administrative modernization.

This list of important factors is not intended to be exhaustive. A further list and description of some of these risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including the cautionary statements in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any or all forward-looking statements we make may turn out to be wrong. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update or revise any forward-looking statements.



UnitedHealth Group UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343


UnitedHealth Group
Investor Conference
November 2010

Presentations



UNITEDHEALTHGROUP.COM

For further information about the financial performance of UnitedHealth Group, contact:
John Penshorn, senior vice president (952) 936-7214, or Brett Manderfeld, vice president (952) 936-7216.

Health Services


Distinctive Growth Platform
Potential
addressable market
Creation of
new markets
for existing
and newly
developed
solutions
Integrated
health
system-
focus
Accountability shifts
closer to care delivery
Stand-alone
and integrated
solutions
First generation
solutions
Sponsor-focused
2000
2010
2020
A business strategy designed to enable change
health services


Pressures on the Health Care System
Government
Regulation
Consumers
Accelerating
Change
Cost
Access
Accountability
Sponsors
Care Providers
Pressure from all directions is accelerating change
health services

What is Needed for Change

Modernizing the Health Ecosystem

- Interoperable and connecting technology
- Real-time information at point of decision
- Streamlined administration
- Managed compliance risks and costs

Enabling Total Population Health

- Aligned accountabilities for patient-centered care delivery
- Continuity of care
- Performance-based and evidence-based payment models
- Personal responsibility for lifestyle choices and health management

Everyone agrees on the "what" …the challenge is "how"

health services


Health Services Solutions
Connectivity Solutions
Actionable Intelligence
Modern Health Ecosystem
Clinical and Administrative Workflow Solutions
Consumer Engagement
Population Health
Collaborative Care Solutions
Health Financial Services
Our unified offerings enable the "how"
health services


Helping Enable Sustainable Health Communities
Connected
Intelligent
Aligned
Population Health
consumers
sponsors
care providers
hospitals
Modern Health Ecosystem
Optimized care quality, cost and consumer experience
health services


Modern Health Ecosystem
sponsors
hospitals
care providers
Actionable Intelligence
Connectivity Solutions
Clinical and Administrative Workflow Solutions
health services



Connectivity Solutions
>$80
billion
unnecessary
annual spend
due to
LOW
health information
technology
adoption
health services



Connectivity Solutions
How We Solve
Transactional
Clearinghouse
(Administrative)
Electronic data
interchange for
administrative
transactions
Health Information
Exchange
(Clinical)
Market leader
in HIE solutions
Electronic Funds
Management
(Financial)
A leading provider of electronic
payments and statements
Health Informatics
Largest private data base
Addressable market estimated at >$25 billion
health services


Connectivity Scale
Trusted...
5,800
hospitals
540,000
health care
professionals
2,000
commercial
insurance
companies
50
states
75
million
consumer
lives
...and growing
health services


Modern Health Ecosystem
sponsors
hospitals
care providers
Actionable
Intelligence
Clinical and
Administrative
Workflow Solutions
health services


Challenges Sponsors Face
Lack of early identification of health issues
Excess costs due to claims inaccuracies
Complex and costly administration
Lacking reliable and clear proof of value
>$100 billion
Unnecessary costs due to improper payments and administrative inefficiencies
health services


Solutions for Sponsors
Administrative
Health reform adoption solutions; compliance solutions for regulatory requirements and industry standards
Financial
Hospital, physician and pharmacy payment integrity
Workflow Intelligence
Data-driven program and performance measurement
Clinical
Population analytics; early detection of disease
Addressable market estimated at $20 billion
health services


Challenges Hospitals Face
Heightened financial pressures
Tidal wave of industry and regulatory change
Reimbursement, based upon clinical performance
Physician relationships critical in changing environment
Our solutions
improve outcomes
on $140 billion of hospital-based health care costs
health services


Solutions for Hospitals
Administrative
Cost containment: patient routing solutions
Financial
Compliance and revenue cycle management at point of care
Workflow Intelligence
Consulting and engagement on risk management
Clinical
High acuity and ambulatory care solutions
Addressable market estimated at $20 billion
health services


Challenges Care Providers Face
Struggle to fund and adopt modern health information technologies
Complex and inconsistent payer requirements
Lack of accurate/timely patient information
Lost revenue, high costs, slow cash flow
1/3 Doctor's time spent recording and synthesizing information
health services


Solutions for Care Providers
Administrative
Practice management
Financial
Revenue cycle management
Workflow Intelligence
Consulting; meaningful use assessment
Clinical
Electronic health records; evidence-based alerts; ePrescribing
Addressable market estimated at $15 billion
health services


Population Health
Consumer Engagement
Collaborative Care Solutions
Health Financial Services
consumers
sponsors
care providers
health services


Challenges Consumers Face
Gaps in information and education
Lack of time
Confusion, misinformation
Inconvenience, waiting, delays
>50%
Portion of unnecessary clinical costs that consumers can influence
health services

Consumer Engagement Solutions



Information
Symptom checker/assessment; treatment and care provider decision support

Time
24x7 physician connectivity; physician finder; appointment scheduling

Convenience
Biometrics; employee assistance; delivery of consumer health products

Behavior Change
Wellness; treatment adherence; consumer engagement marketing; social networking

Addressable market estimated at >$50 billion

health services

Challenges Care Providers Face



- Shortages of primary care; consumers using higher cost alternatives
- Multiple and often disconnected care providers to treat chronic care needs
- Low adherence to medications by patients
- Mental health issues confounding chronic illnesses

22 hours per day
Time physician needs to see patients and meet recommended guidelines

health services


Collaborative Care Solutions
Clinical Services
Enable 24/7 clinical care
Pharmacy Services
Pharmacy management and delivery
Behavioral Health
Mental health and substance
abuse services
Specialty Care
Chronic and complex condition services
Addressable market estimated at >$300 billion
health services


Financial Challenges in Health Care
Accelerating shift of health and retirement burden to consumers
Consumers and care providers financially unprepared for the future
Significant care provider investment needed for modernization
Complexity of future payment and practice management models
51%
Portion of total physicians working in small practices with five or less physicians
health services

Innovation


UnitedHealth Group
Investor Conference
November 2010
Improving the American Health System
A Culture of Disciplined Innovation
Tina Brown-Stevenson
Dr. Richard Migliori


History of High-Impact Innovation
On an Accelerating Pace
UnitedHealth Group
Transplant network
1974
1980
1990
2000
2010
Health plans for seniors
Evercare offering
Pharmacy benefits management


Understanding the Health Care Ecosystem
Creates Market-Leading Innovation
UnitedHealth Group
Environmental Forces
Focused Domains of Innovation
Real Solutions for Tough Problems
Changing consumer expectations
Technology advancements
Health Reform
Evolving provider payment models
Declining health status
Increased wellness focus
Provider cost pressures
Empowering consumers
Improving quality and access
Building a better health system
Driving effectiveness & affordability
Helping providers manage care
Improving knowledge exchange
Graduate


Trend View —
Understanding Our Cost Drivers
UnitedHealth Group
INGENIX
Benefits Paid
$78.1
$51.5
$23.6
Key Indicators
Components of Trend

Health Benefits



UnitedHealthcare Benefits Business Well Positioned For the Future

November 30, 2010

Gail Boudreaux
President, UnitedHealthcare Employer & Individual


UnitedHealthcare


The Health Care Market Today
UnitedHealthcare
18% of GDP and gaining
~310M Americans
With Diverse Demographics Profiles and Health Care Needs
Flowing Through Multiple Funding Sources
Receiving Care in a Variety of Settings
• Population growing at ~1% per year
• Spending $2.6T per year and growing
• Population concerns: aging, declining health status
• Mostly paid for by employers and increasingly government
• Under significant cost pressure
• Consumers spending increased percentage of their income on health care premiums
• Provided in hospitals, outpatient centers and physician offices in diverse local communities
• Growing number of alternative care delivery options
• Impacted by changing clinical technology


Health Benefits
Successful Growth Formula
UnitedHealthcare
Action
Responds to Need for
Participation in all important product categories and markets
Low-cost position / strong consumer experience
Integrating across all product categories — focused, effective care management activities
Leverage scale, reduce cost, improve consumer experience
A responsive, service-oriented culture
Consumer and care provider quality and relationships
National scale / local market relationship balance
Local execution and intimacy
Singular UnitedHealthcare brand
Consumer recognition / response
Growing UnitedHealthcare in an expanding coverage market


2011: Consistent Focus on the Fundamentals
UnitedHealthcare
Growth
Affordability
Service
Innovation


Affordability:
Lower Costs, Higher Quality
UnitedHealthcare
UnitedHealthcare Medicare Advantage Utilization vs. Medicare Fee-For-Service
80%
60%
40%
20%
0%
-20%
ER Visits
IP Acute Admissions
Readmissions
Office Visits PCP
Office Visits Specialists
OP Surgery (more cost effective)
-13%
-13%
-18%
4%
-27%
66%
• UnitedHealthcare Medicare Advantage = 2009 CY cost & utilization based on claims
• Medicare FFS = 2008 CMS 5% sample experience data trended, demographic, and risk adjusted to 2009; readmission data from the June 2008 MedPac report
UnitedHealthcare Medicare Advantage promotes optimal use of medical resources

Affordability:

Quality Through Clinical and Service Performance

UnitedHealthcare

Star Rating System

- For 2012 - 2014, quality bonuses will range from 3% to 5%
  - Payment dependent on quality ranking
  - Payments are impacted by phase-in periods
- Bonus payment will be doubled for 3 stars and above plans in qualifying counties
- CMS is in the process of refining the Star Rating system:
  - Outcome-based measurement
  - Reflective of current performance

UnitedHealthcare Results

- 95% of our 2 million members are in plans with a 3 star rating or better
- More than half of our measures improved in 2010, with particularly strong scores in:
  - Access to primary care
  - Managing chronic conditions
  - Preventive care: cholesterol screening, Pneumonia vaccine, etc.
  - Call center customer service
  - Handling complaints and appeals
- Our focus:
  - Achieve 4 star or greater ratings on vast majority of plans by 2014


Affordability:
Quality Outcomes Through Medical Management
UnitedHealthcare
UnitedHealthcare Medicare Advantage vs. Medicare Fee-For-Service
Colorectal Cancer Screening
20% 30% 40% 50% 60% 70%
Breast Cancer Screening
45% 50% 55% 60% 65% 70%
Diabetes Testing
LDL Testing for Diabetics
HbA1c Testing for Diabetics
Nephropathy Testing for Diabetics
65% 70% 75% 80% 85% 90%
UnitedHealthcare Medicare Advantage
Medicare Fee-For-Service
UnitedHealthcare Medicare Advantage results based on national weighted average CY 2007 data.
Medicare Fee-For-Service results based on CY 2007 data, which is the most recent data available.


UnitedHealthcare
UnitedHealthcare
EMPLOYER & INDIVIDUAL


Growth:
Product Innovation Driving Momentum
UnitedHealthcare
Consumer Incentives
Tools & Engagement
Performance Networks
Strategic Partnerships
Consumer incentives designs that encourage healthy decisions and behaviors
• Simply Engaged
• Small Business Wellness
• Orthopedic Decision Support
60% Increase
Easy-to-use tools and information that support engagement and improve decision making
• CDH
• Personal Rewards
• Personal Health Support
20% Increase
High quality, lower cost networks aligned with products
• Edge
• Core
• Navigate
• Liberty
50% Increase
Creative partnerships that accelerate and enrich innovation across the health care system
• NowClinic
• Diabetes Prevention & Control Alliance
• Quicken Health
19 States by 2011

Affordability:

Integrating Payment with Clinical Outcomes

UnitedHealthcare

Value Based Payment

- Performance-Based Payment
- Episode-Based Payment
- Gainsharing Moving to Risk Sharing
- Practice Rewards



Consumer Engagement

- eSync and Consumer Activation Index
- TeleHealth
- Health Kiosks, Biometric Screenings
- Health Risk Assessment
- Mobile Solutions
- Innovative Product Design



Transparency

- Published Prices by Code and Procedure
- UnitedHealth Premium Designation
- Measuring and Displaying Quality Results Based on Adherence to Evidence-Based Clinical Guidelines
- Consumer Attestation and Sign Off on Services, Cost

Clinical Integration

- Primary Care Medical Home
- Accountable Care Organizations
- Fully Integrated Medical Multiple-Specialty Entities
- Electronic Medical Records
- ePrescribing



Affordability:
Cancer Care

UnitedHealthcare

The Problem

Trend in Cancer Costs



Spending on cancer care in the USA
$90 billion
$27 billion
1990
2008

Source: The Journal of the American Medical Association

- Drug sale margins account for approximately 65% of practice income
- Multiple drug regimens are available for most cancers

The Opportunity

2010 Cancer Care Introduction

- Reimburses physicians based on care, not drug regimen
  - Physicians define preferred therapies and drugs for episodes of breast, colon, lung cancers
  - Reimbursement is predefined for each course of treatment
  - If new drug therapies are introduced, reimbursement is adjusted
- Physicians meet annually to compare patient results and define best practices

Making an Impact

NationalJournal

"UnitedHealth Group is looking to shake up the way cancer-care payments are made with a program that focuses on health outcomes and best treatment practices."

REUTERS 

"UnitedHealth Group Inc. is trying to change how it reimburses oncologists using a method the insurer says could improve treatment practices."

Affordability:
Orthopedic Decision Support

UnitedHealthcare

The Problem

Trend in Orthopedic Disease

Trends in Total Knee and Total Hip Replacements increasing at an annual rate of 10 - 13%[1]



Joint Replacements (000s)
Years
Total Knee
Total Hip

- Cost to treat orthopedic conditions is more than $510B (~4.6% GDP)
  - Indirect costs (lost wages) are also significant at $340B (~3.1% GDP)
- Patients receive recommended treatments only 55% of the time
- Up to 30% of care provided nationally is unnecessary

The Opportunity

2010 Orthopedic Decision Support

- Identify members with indications of joint pain
- Nurses contact members and discuss treatment options for orthopedic conditions (therapy, chiropractic, surgical)
- Nurses educate members and discuss incentives to manage orthopedic conditions
- UnitedHealth Premium Designated® Physicians and Joint and Spine Surgical Centers are recommended if surgery is required

Making an Impact

Early detection and proactive care management impacts cost and outcome

- On average, 26% of eligible members enrolled in program
- Once enrolled, 45% reported a shift in treatment
- Average cost savings per patient:
  - Hip replacement – ↓>50%
  - Knee replacement – ↓~50%
  - Low Back – ↓>10%

"Thank you for explaining other treatment options"
- UHC Member

[1] Source: American Academy of Orthopaedic Surgeons

Key Takeaways

Capitalizing on Momentum, Preparing for Future Growth

UnitedHealthcare

- Consistent execution on the fundamentals – delivering strong results across all benefits businesses
- Offering affordability, simplicity, and choice for our customers
- Proven market leader in medical cost management – advancing quality, increasingly paying for value, engaging consumers to make better decisions
- Service as a differentiator – easy to do business with, getting it right the first time
- Accelerating practical innovation for our members and across the health care delivery system
- Leveraging scale and local market presence – ready to capitalize for future growth
- Making a difference in the lives of the people we serve


UnitedHealthcare

This entire book is printed on recycled paper, using paper with a minimum of 10% post consumer waste.



Forward-Looking Statements This Investor Conference Book may contain statements, estimates, projections, guidance or outlook that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "plan," "project," "should" and similar expressions identify forward-looking statements, which generally are not historical in nature. These statements may contain information about financial prospects, economic conditions, trends and uncertainties and involve risks and uncertainties. We caution that actual results could differ materially from those that management expects, depending on the outcome of certain factors.

Some factors that could cause results to differ materially from the forward-looking statements include: the ultimate impact of the Patient Protection and Affordable Care Act, which could materially adversely affect our financial position and results of operations through reduced revenues, increased costs, new taxes and expanded liability, or require changes to the ways in which we conduct business or put us at risk for loss of business; the final regulations issued by the Department of Health and Human Services related to the minimum medical loss ratio provisions of the Patient Protection and Affordable Care Act, which could differ materially from the recommendations provided by the National Association of Insurance Commissioners; our ability to effectively estimate, price for and manage our medical costs, including the impact of any new coverage requirements; the potential impact that new laws or regulations or changes in existing laws or regulations or their enforcement could have on our results of operations, financial position and cash flows, including as a result of increases in medical, administrative, technology or other costs resulting from federal and state regulations affecting the health care industry; the potential impact of adverse economic conditions on our revenues (including decreases in enrollment resulting from increases in the unemployment rate and commercial attrition) and results of operations; regulatory and other risks and uncertainties associated with the pharmacy benefits management industry; competitive pressures, which could affect our ability to maintain or increase our market share; uncertainties regarding changes in Medicare; potential reductions in revenue received from Medicare and Medicaid programs; our ability to execute contracts on competitive terms with physicians, hospitals and other service professionals; our ability to attract, retain and provide support to a network of independent third party brokers, consultants and agents; failure to comply with restrictions on patient privacy and data security regulations; events that may negatively affect our contracts with AARP; increases in costs and other liabilities associated with increased litigation; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and intangible assets recorded for businesses that we acquire; increases in health care costs resulting from large-scale medical emergencies; failure to maintain effective and efficient information systems; misappropriation of our proprietary technology; our ability to obtain sufficient funds from our regulated subsidiaries to fund our obligations; the potential impact of our future cash and capital requirements on our ability to maintain our quarterly dividend payment cycle; failure to complete or receive anticipated benefits of acquisitions; potential downgrades in our credit ratings; and failure to achieve targeted operating cost productivity improvements, including savings resulting from technology enhancement and administrative modernization.

This list of important factors is not intended to be exhaustive. A further list and description of some of these risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including the cautionary statements in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any or all forward-looking statements we make may turn out to be wrong. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update or revise any forward-looking statements.

UnitedHealth Group®

UnitedHealth Group UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343